SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2007

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form F-9 No. 333-142347 (Canadian Pacific Railway Company).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: July 24, 2007	By:	Signed: Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Canadian Pacific
Management’s Discussion and Analysis
Second Quarter Report 2007

Release: Immediate, July 24, 2007
CANADIAN PACIFIC ANNOUNCES STRONG SECOND QUARTER RESULTS
CALGARY – Canadian Pacific Railway Limited (TSX/NYSE: CP) reported strong second-quarter results today. Operating income for the second quarter of 2007 was up 9 per cent over the same period in 2006 driven by solid revenues.
SUMMARY OF SECOND-QUARTER 2007 COMPARED WITH SECOND-QUARTER 2006
•	Income before foreign exchange gains on long-term debt and other specified items increased 9 per cent to $175 million from $161 million.

•	Excluding foreign exchange gains on long-term debt and other specified items, diluted earnings per share increased 12 per cent to $1.12 from $1.00.

•	Operating ratio improved to 74.7 per cent from 75.0 per cent.

•	Freight revenue increased 8 per cent to $1.2 billion.
Net income was $257 million in the second quarter, compared with $378 million for the same quarter in 2006, which includes foreign exchange gains on long-term debt and other specified items. The 2006 results included a $176-million reduction in future income tax expense due to changes in Canadian federal and provincial tax legislation. Diluted earnings per share was $1.64 in 2007 compared with $2.37 in 2006.
“We produced 12 per cent growth in adjusted diluted EPS and posted further improvement in our operating ratio in spite of a 26-day strike and tough weather-related operating conditions,” said Fred Green, President and CEO. “ We safely moved record volumes although the challenges of the quarter created inefficiencies that give us opportunities for improvement.”
Revenues in the second-quarter reflected continuing, strong global demand for bulk commodities with double-digit growth in sulphur and fertilizers and coal. Grain revenues improved 9 per cent with industrial and consumer products and intermodal up 6 and 3 per cent respectively. There was a decrease in automotive revenue of 4 per cent and forest products revenue was down 2 per cent.
Operating expenses increased 7 per cent to $908 million. This reflected a 21 per cent increase in fuel costs due primarily to a significant increase in refining margins and a 29 per cent increase in equipment rents due to lower offline car hire receipts and additional locomotives required to move higher freight volumes. There were also one-time costs associated with the 26-day strike by track maintenance employees.
SUMMARY OF FIRST-HALF 2007 COMPARED WITH 2006
Net income for the first half of 2007 was $385 million compared with $487 million in 2006, a decrease of 21 per cent due mainly to the $176-million reduction in future income tax expense included in the 2006 results. Diluted earnings per share was $2.46 compared with $3.05 for the first half of 2006.
Freight revenues increased 5 per cent to $2.3 billion and operating expenses were up 4 per cent to $1.8 billion.

EXCLUDING FOREIGN EXCHANGE GAINS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
•	Income increased 7 per cent to $297 million from $277 million.

•	Diluted earnings per share grew 10 per cent to $1.90 from $1.72.

•	Operating ratio improved 30 basis points to 77.0 per cent from 77.3 per cent.
2007 OUTLOOK
“We still face some significant challenges through the rest of 2007 with rising fuel refining margins and the strengthening Canadian dollar,” added Mr. Green. “However, with continued focus on our Integrated Operating Plan and cost containment we expect to deliver on our targets.”
CP’s outlook for diluted earnings per share excluding foreign exchange gains and losses on long-term debt and other specified items remains in the range of $4.30 to $4.45 for 2007, compared with 2006 diluted EPS which was $3.95.
CP expects to grow revenue in the range of 4 per cent to 6 per cent in 2007. Capital investment is anticipated to be between $885 million and $895 million and free cash, after dividends, is expected to exceed $300 million in 2007. This outlook assumes oil prices averaging US $65 per barrel and an average currency exchange rate of $1.10 per U.S. dollar (US$0.90). This is a revision to our previous assumptions which were oil prices averaging US$58 per barrel and an average exchange rate of $1.15 per U.S. dollar (US$0.87).
FOREIGN EXCHANGE GAINS ON LONG-TERM DEBT
CP had a foreign exchange gain on long-term debt of $89 million ($65 million after tax) in the second quarter of 2007, compared with a foreign exchange gain on long-term debt of $53 million ($41 million after tax) in the second quarter of 2006. There was a future income tax benefit of $17 million in the second quarter of 2007 resulting from a reduction in the Canadian federal income tax rate. The second quarter of 2006 included a future income tax benefit of $176 million as a result of a decrease in Canadian federal and provincial income tax rates.
For the first six months of 2007, CP had a foreign exchange gain on long-term debt of $97 million ($71 million after tax) compared with a foreign exchange gain of $46 million ($34 million after tax) in the first half of 2006. There were no additional other specified items in the first half of 2007 other than the future income tax benefit of $17 million mentioned above. Other than the future income tax benefit of $176 million, there were no additional other specified items in the first half of 2006.
RESTATEMENT OF SECOND-QUARTER 2006 FINANCIAL STATEMENTS
As a result of the adoption of EIC162 “Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date” in December 2006, the comparative financial statements for the three months ended June 30, 2006 have been restated with a reduction in “Compensation and benefits” expense of $0.7 million, an increase in “Net income” of $0.6 million and an increase in basic and diluted earnings per share of $0.01. Basic earnings per share excluding foreign exchange gains and losses on long-term debt and other specified items was increased by $0.01. There was no change to diluted earning per share excluding foreign exchange gains and losses on long-term debt and other specified items. The six months ended June 30, 2006 have been restated with an increase in “Compensation and benefits” expense of $1.6 million, a reduction of “Net income” of $1.6 million and no change to basic earnings per share. Diluted earnings per share was increased by $0.01. Basic and diluted earnings per share excluding foreign exchange gains and losses on long-term debt and other specified items were reduced by $0.01 and $0.02, respectively.
Presentation of non-GAAP earnings

2

CP presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation impacts on long-term debt, which can be volatile and short term, and other specified items, which are not among CP’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. Diluted EPS, excluding foreign exchange gains on long-term debt and other specified items is also referred to in this news release as “adjusted diluted EPS”.
Free cash after dividends is calculated as cash provided by operating activities, less cash used in investing activities and dividends.
Earnings that exclude foreign exchange currency translation impact on long-term debt and other specified items, and free cash after dividends, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations; including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise except as required by law.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, intends to be the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes Canadian Pacific a better place to work, rail a better way to ship, and North

3

America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
end

Contacts:
Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
e-mail: leslie_pidcock@cpr.ca	e-mail: investor@cpr.ca

4

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended June 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Revenues
Freight	$1,174.1	$1,086.4
Other	41.4	44.6

	1,215.5	1,131.0

Operating expenses
Compensation and benefits	329.8	320.8
Fuel	193.7	160.1
Materials	55.6	54.5
Equipment rents	57.3	44.4
Depreciation and amortization	119.1	117.8
Purchased services and other	152.3	150.8

	907.8	848.4

Operating income	307.7	282.6

Other charges (Note 4)	8.2	7.7
Foreign exchange gains on long-term debt	(88.6)	(52.7)
Interest expense (Note 5)	49.2	48.6
Income tax expense (benefit) (Note 6)	82.2	(99.1)

Net income	$256.7	$378.1

Basic earnings per share (Note 7)	$1.66	$2.39

Diluted earnings per share (Note 7)	$1.64	$2.37

See notes to interim consolidated financial statements.

5

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the six months
	ended June 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Revenues
Freight	$2,265.0	$2,153.6
Other	66.4	87.9

	2,331.4	2,241.5

Operating expenses
Compensation and benefits	662.3	673.0
Fuel	364.9	318.0
Materials	118.0	112.1
Equipment rents	112.8	89.0
Depreciation and amortization	237.7	232.6
Purchased services and other	298.7	307.4

	1,794.4	1,732.1

Operating income	537.0	509.4

Other charges (Note 4)	13.0	14.5
Foreign exchange gains on long-term debt	(97.2)	(46.3)
Interest expense (Note 5)	96.0	95.9
Income tax expense (benefit) (Note 6)	139.9	(41.6)

Net income	$385.3	$486.9

Basic earnings per share (Note 7)	$2.49	$3.08

Diluted earnings per share (Note 7)	$2.46	$3.05

See notes to interim consolidated financial statements.

6

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions)

	For the three months
	ended June 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Comprehensive income

Net income	$256.7	$378.1

Other comprehensive income

Net change in foreign currency translation adjustments, net of hedging activities	(2.9)	(1.4)

Net change in gains on derivatives designated as cash flow hedges	(9.8)	—

Other comprehensive loss before income taxes	(12.7)	(1.4)

Income tax recovery	(2.0)	(3.4)

Other comprehensive loss (Note 11)	(14.7)	(4.8)

Comprehensive income	$242.0	$373.3

See notes to interim consolidated financial statements.

	For the six months
	ended June 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Comprehensive income

Net income	$385.3	$486.9

Other comprehensive income

Net change in foreign currency translation adjustments, net of hedging activities	(3.2)	0.1

Net change in gains on derivatives designated as cash flow hedges	(13.0)	—

Other comprehensive (loss) income before income taxes	(16.2)	0.1

Income tax recovery	(1.3)	(3.2)

Other comprehensive loss (Note 11)	(17.5)	(3.1)

Comprehensive income	$367.8	$483.8

See notes to interim consolidated financial statements.

7

CONSOLIDATED BALANCE SHEET
(in millions)

	June 30	December 31
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$392.1	$124.3
Accounts receivable and other current assets	566.7	615.7
Materials and supplies	171.4	158.6
Future income taxes	128.9	106.3

	1,259.1	1,004.9

Investments	58.5	64.9
Net properties	9,137.5	9,122.9
Other assets and deferred charges	1,233.6	1,223.2

Total assets	$11,688.7	$11,415.9

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$994.2	$1,002.6
Income and other taxes payable	29.3	16.0
Dividends payable	34.9	29.1
Long-term debt maturing within one year	30.6	191.3

	1,089.0	1,239.0

Deferred liabilities	716.3	725.7
Long-term debt (Note 9)	3,046.6	2,813.5
Future income taxes	1,858.3	1,781.2

Shareholders’ equity
Share capital (Note 10)	1,182.0	1,175.7
Contributed surplus	38.7	32.3
Accumulated other comprehensive income (Note 11)	62.9	66.4
Retained income	3,694.9	3,582.1

	4,978.5	4,856.5

Total liabilities and shareholders’ equity	$11,688.7	$11,415.9

Commitments and contingencies (Note 17) .
See notes to interim consolidated financial statements.

8

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended June 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Operating activities
Net income	$256.7	$378.1
Add (deduct) items not affecting cash:
Depreciation and amortization	119.1	117.8
Future income taxes	57.7	(114.6)
Foreign exchange gains on long-term debt	(88.6)	(52.7)
Amortization of deferred charges	3.1	4.3
Restructuring and environmental remediation payments	(12.0)	(22.8)
Other operating activities, net	0.9	(1.7)
Change in non-cash working capital balances related to operations	27.6	(26.0)

Cash provided by operating activities	364.5	282.4

Investing activities
Additions to properties	(158.4)	(177.3)
Additions to investments and other assets (Note 13)	(11.4)	(65.3)
Net proceeds from disposal of transportation properties	(0.4)	77.6

Cash used in investing activities	(170.2)	(165.0)

Financing activities
Dividends paid	(34.7)	(29.8)
Issuance of CP Common Shares	15.0	10.7
Purchase of CP Common Shares	(212.0)	(98.0)
Net decrease in short-term borrowing	(77.7)	—
Issuance of long-term debt (Note 9)	485.1	—
Repayment of long-term debt	(3.5)	(3.5)

Cash provided by (used in) financing activities	172.2	(120.6)

Cash position
Increase (decrease) in cash and cash equivalents	366.5	(3.2)
Cash and cash equivalents at beginning of period	25.6	47.5

Cash and cash equivalents at end of period	$392.1	$44.3

See notes to interim consolidated financial statements.

9

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the six months
	ended June 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Operating activities
Net income	$385.3	$486.9
Add (deduct) items not affecting cash:
Depreciation and amortization	237.7	232.6
Future income taxes	96.2	(70.4)
Foreign exchange gains on long-term debt	(97.2)	(46.3)
Amortization of deferred charges	6.2	8.6
Restructuring and environmental remediation payments	(25.2)	(50.6)
Other operating activities, net	(1.8)	2.4
Change in non-cash working capital balances related to operations	(9.0)	(106.5)

Cash provided by operating activities	592.2	456.7

Investing activities
Additions to properties	(362.6)	(369.0)
Additions to investments and other assets (Note 13)	(11.7)	(85.0)
Net proceeds from disposal of transportation properties	8.5	81.9

Cash used in investing activities	(365.8)	(372.1)

Financing activities
Dividends paid	(63.8)	(53.5)
Issuance of CP Common Shares	25.1	49.2
Purchase of CP Common Shares	(228.1)	(143.6)
Issuance of long-term debt (Note 9)	485.1	—
Repayment of long-term debt	(176.9)	(14.2)

Cash provided by (used in) financing activities	41.4	(162.1)

Cash position
Increase (decrease) in cash and cash equivalents	267.8	(77.5)
Cash and cash equivalents at beginning of period	124.3	121.8

Cash and cash equivalents at end of period	$392.1	$44.3

See notes to interim consolidated financial statements.

10

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions)

	For the three months
	ended June 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Share capital
Balance, beginning of period	$1,182.9	$1,175.1
Shares issued under stock option plans	18.5	12.6
Shares purchased	(19.4)	(13.7)

Balance, end of period	1,182.0	1,174.0

Contributed surplus
Balance, beginning of period	37.1	204.2
Stock-based compensation expense related to stock option plans	1.6	1.8
Shares purchased	—	(90.5)

Balance, end of period	38.7	115.5

Accumulated other comprehensive income
Balance, beginning of period	77.6	69.2
Other comprehensive loss (Note 11)	(14.7)	(4.8)

Balance, end of period	62.9	64.4

Retained earnings
Balance, beginning of period	3,641.7	3,008.9
Net income for the period	256.7	378.1
Shares purchased	(168.6)	—
Dividends	(34.9)	(29.6)

Balance, end of period	3,694.9	3,357.4

Total accumulated other comprehensive income and retained earnings	3,757.8	3,421.8

Shareholders’ equity, end of period	$4,978.5	$4,711.3

See notes to interim consolidated financial statements.

11

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions)

	For the six months
	ended June 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)
Share capital
Balance, beginning of period	$1,175.7	$1,141.5
Shares issued under stock option plans	30.8	52.7
Shares purchased	(24.5)	(20.2)

Balance, end of period	1,182.0	1,174.0

Contributed surplus
Balance, beginning of period	32.3	245.1
Stock-based compensation expense related to stock option plans	6.4	5.9
Shares purchased	—	(135.5)

Balance, end of period	38.7	115.5

Accumulated other comprehensive income
Balance, beginning of period	66.4	67.5
Adjustment for change in accounting policy	14.0	—

Adjusted balance, beginning of period	80.4	67.5
Other comprehensive loss (Note 11)	(17.5)	(3.1)

Balance, end of period	62.9	64.4

Retained earnings
Balance, beginning of period	3,582.1	2,930.0
Adjustment for change in accounting policy (Note 2)	4.0	—

Adjusted balance, beginning of period	3,586.1	2,930.0
Net income for the period	385.3	486.9
Shares purchased	(206.6)	—
Dividends	(69.9)	(59.5)

Balance, end of period	3,694.9	3,357.4

Total accumulated other comprehensive income and retained earnings	3,757.8	3,421.8

Shareholders’ equity, end of period	$4,978.5	$4,711.3

See notes to interim consolidated financial statements.

12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CP”, “the Company” or “Canadian Pacific Railway”) 2006 annual consolidated financial statements, except as discussed below and in Note 2 for the adoption of new accounting standards for financial instruments, hedges and comprehensive income. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

Financial Instruments

From January 1, 2007, certain financial instruments, including those classified as loans and receivables, available for sale, held for trading and financial liabilities, are initially measured at fair value and subsequently measured at fair value or amortized cost. Amortization is calculated using the effective interest rate for the instrument. Financial instruments that will be realized within the normal operating cycle are measured at their carrying amount as this approximates fair value.

Transaction costs related to the issuance of long-term debt are added to the fair value of the related instrument on issue and are amortized to income in conjunction with the amortization of the instrument using the effective interest rate method.

Derivative financial and commodity instruments

Derivative financial and commodity instruments may be used from time to time by the Company to manage its exposure to price risks relating to foreign currency exchange rates, stock-based compensation, interest rates and fuel prices. When CP utilizes derivative instruments in hedging relationships, CP identifies, designates and documents those hedging transactions and regularly tests the transactions to demonstrate effectiveness in order to continue hedge accounting.

Commencing from January 1, 2007 all derivative instruments are recorded at their fair value. Any change in the fair value of derivatives not designated as hedges is recognized in the period in which the change occurs in the Statement of Consolidated Income in the line item to which the derivative instrument is related. On the Consolidated Balance Sheet they are classified in “Other assets and deferred charges”, “Deferred liabilities”, “Accounts receivable and other current assets” or “Accounts payable and accrued liabilities” as applicable. Prior to 2007, only derivative instruments that did not qualify as hedges or were not designated as hedges were carried at fair value on the Consolidated Balance Sheet in “Other assets and deferred charges” or “Deferred liabilities”. Gains and losses arising from derivative instruments will affect the following income statements lines: “Revenues”, “Compensation and benefits”, “Fuel”, “Other charges”, “Foreign exchange (gains) losses on long-term debt” and “Interest expense”.

For fair value hedges, the periodic change in value is recognized in income, on the same line as the changes in values of the hedged items are also recorded. For a cash flow hedge, the change in value of the effective portion is recognized in “Other comprehensive income”. Any ineffectiveness within an effective cash flow hedge is recognized in income as it arises in the same income account as the hedged item when realized. Should the hedging of a cash flow hedge relationship become ineffective, previously unrealized gains and losses remain within “Accumulated other comprehensive income” until the hedged item is settled and, prospectively, future changes in value of the derivative are recognized in income. The change in value of the effective portion of a cash flow hedge remains in “Accumulated other comprehensive income” until the related hedged item settles, at which time amounts recognized in “Accumulated other comprehensive income” are reclassified to the same income or balance sheet account that records the hedged item. Prior to January 1, 2007, the periodic change in the fair value of an effective hedging instrument prior to settlement was not recognized in the financial statements.

13

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
1	Basis of presentation (continued)

In the Statement of Consolidated Cash Flows, cash flows relating to derivative instruments designated as hedges are included in the same line as the related item.

The transitional date for the assessment of embedded derivatives was January 1, 2001.

2	New accounting policies

Financial instruments, hedging and comprehensive income

On January 1, 2007 the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”): Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments — Disclosure and Presentation”, Section 3865 “Hedges” and Section 1530 “Comprehensive Income”. These sections require certain financial instruments and hedge positions to be recorded at their fair value. They also introduce the concept of comprehensive income and accumulated other comprehensive income. Adoption of these standards was on a prospective basis without retroactive restatement of prior periods, except for the restatement of equity balances to reflect the reclassification of “Foreign currency translation adjustments” to “Accumulated other comprehensive income”.

The impact of the adoption of these standards on January 1, 2007 was an increase in net assets of $18.0 million, a reduction in “Foreign currency translation adjustments” of $66.4 million, an increase in “Retained earnings” of $4.0 million, and the recognition of “Accumulated other comprehensive income” of $80.4 million.

The fair value of hedging instruments at January 1, 2007 was $31.7 million reflected in “Other assets and deferred charges” and “Accounts receivable and other current assets” and $4.8 million reflected in “Deferred liabilities” and “Accounts payable and accrued liabilities”. The inclusion of transaction costs within “Long-term debt” at amortized cost reduced “Long-term debt” by $33.4 million with an associated reduction in “Other assets and deferred charges” of $26.9 million. Deferred gains and losses on previously settled hedges were reclassified to “Accumulated other comprehensive income” and “Retained earnings” with a resultant decrease in “Other assets and deferred charges” of $4.8 million. The recognition of certain other financial instruments at fair value or amortized cost resulted in reductions in “Long-term debt” of $2.8 million, “Investments” of $1.5 million and “Other assets and deferred charges” of $0.4 million. The adoption of these standards increased the liability for “Future income taxes” by $11.6 million. Accumulated other comprehensive income is comprised of foreign currency gains and losses on the net investment in self-sustaining foreign subsidiaries, foreign currency gains and losses related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries’, effective portions of gains and losses resulting from changes in the fair value of cash flow hedging instruments, and the reclassification of cumulative foreign currency translation adjustments. The adjustment to opening retained earnings reflects the change in measurement basis, from original cost to fair value or amortized cost, of certain financial assets, financial liabilities, transaction costs associated with the Company’s long term debt and previously deferred gains and losses on derivative instruments that were settled in prior years and which, had they currently existed, did not meet the criteria for hedge accounting under Accounting Standard Section 3865. The amounts recorded on the adoption of these standards differed from the estimated amounts disclosed in Note 3 to the 2006 annual financial statement as a result of the refinement of certain estimates used at the year end.

14

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
2	New accounting policies (continued)

Stock-based compensation for employees eligible to retire before the vesting date

As a result of the adoption of EIC 162 “Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date” in December 2006, the comparative financial statements for the three months ended June 30, 2006 have been restated with a reduction in “Compensation and benefits” expense of $0.7 million, an increase in “Net income” of $0.6 million and an increase in basic and diluted earnings per share of $0.01. The comparative financial statements for the six months ended June 30, 2006 have been restated with an increase in “Compensation and benefits” expense of $1.6 million, a reduction in “Net income” of $1.6 million and no change to basic earnings per share. Diluted earnings per share was increased by $0.01.

3	Future accounting changes

The CICA has issued the following accounting standards which will be effective for the Company from January 1, 2008: Section 3862 “Financial Instruments – Disclosures”, Section 1535 “Capital Disclosures” and Section 3031 “Inventories”.

Section 3862 “Financial Instruments – Disclosures” and Section 1535 “Capital Disclosures” will require the Company to provide additional disclosures relating to its financial instruments, including hedging instruments, and about the Company’s capital. It is not anticipated that the adoption of these new accounting standards will impact the amounts reported in the Company’s financial statements as they primarily relate to disclosure.

Section 3031 “Inventories” will provide guidance on the method of determining the cost of CP’s materials and supplies. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. CP currently reflects materials and supplies at the lower of cost and replacement value. The standard requires the reversal of previously recorded write downs to realizable value when there is clear evidence that net realizable value has increased. Additional disclosures will also be required. It is not anticipated that the adoption of Section 3031 “ Inventories” will have a material impact to CP’s financial statements. Adoption of the new standard may be made on either a prospective basis or retroactively with restatement of prior comparative periods.

4	Other charges

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2007	2006	2007	2006

Amortization of discount on accruals recorded at present value	$2.2	$2.7	$4.2	$5.2
Other exchange losses	2.5	3.4	2.0	3.5
Loss on sale of accounts receivable	1.4	1.2	2.7	2.3
Gains on non-hedging derivative instruments	(0.1)	(0.9)	(0.4)	(0.1)
Other	2.2	1.3	4.5	3.6

Total other charges	$8.2	$7.7	$13.0	$14.5

15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
5 Interest expense

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2007	2006	2007	2006

Interest expense	$52.3	$50.1	$101.1	$99.1
Interest income	(3.1)	(1.5)	(5.1)	(3.2)

Total interest expense	$49.2	$48.6	$96.0	$95.9

6	Income taxes

Cash taxes refunded in the three months ended June 30, 2007 was $1.1 million (three months ended June 30, 2006 – paid $1.9 million). Cash taxes paid in the six months ended June 30, 2007 was $8.1 million (six months ended June 30, 2006 – $7.7 million).

7	Earnings per share

At June 30, 2007, the number of shares outstanding was 153.1 million (June 30, 2006 — 157.2 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CP shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months			For the six months
	ended June 30			ended June 30
(in millions)	2007	2006		2007	2006

Weighted average shares outstanding	154.3	158.3		154.9	158.4
Dilutive effect of stock options	1.8	2.0		1.5	2.0

Weighted average diluted shares outstanding	156.1	160.3		156.4	160.4

(in dollars)
Basic earnings per share	$1.66	$2.39	(1)	$2.49	$3.08	(1)
Diluted earnings per share	$1.64	$2.37	(1)	$2.46	$3.05	(1)

(1)	Restated

16

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
8	Restructuring and environmental remediation

At June 30, 2007, the provision for restructuring and environmental remediation was $277.4 million (December 31, 2006 – $309.0 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CP’s liabilities associated with restructuring and environmental remediation programs:
Three months ended June 30, 2007

	Opening					Closing
	Balance				Foreign	Balance
	April 1	Accrued		Amortization	Exchange	June 30
(in millions)	2007	(reduced)	Payments	of Discount	Impact	2007

Labour liability for terminations and severances	$176.1	(2.1)	(9.6)	1.7	(2.5)	$163.6
Other non-labour liabilities for exit plans	1.3	—	—	—	(0.2)	1.1

Total restructuring liability	177.4	(2.1)	(9.6)	1.7	(2.7)	164.7

Environmental remediation program	119.2	1.1	(2.4)	—	(5.2)	112.7

Total restructuring and environmental remediation liability	$296.6	(1.0)	(12.0)	1.7	(7.9)	$277.4

Three months ended June 30, 2006

	Opening					Closing
	Balance				Foreign	Balance
	April 1	Accrued		Amortization	Exchange	June 30
(in millions)	2006	(reduced)	Payments	of Discount	Impact	2006

Labour liability for terminations and severances	$240.5	(8.6)	(16.9)	2.6	(1.8)	$215.8
Other non-labour liabilities for exit plans	4.7	0.5	(3.2)	—	(0.2)	1.8

Total restructuring liability	245.2	(8.1)	(20.1)	2.6	(2.0)	217.6

Environmental remediation program	128.9	5.3	(2.7)	—	(3.3)	128.2

Total restructuring and environmental remediation liability	$374.1	(2.8)	(22.8)	2.6	(5.3)	$345.8

17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
8	Restructuring and environmental remediation (continued)
Six months ended June 30, 2007

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1	Accrued		Amortization	Exchange	June 30
(in millions)	2007	(reduced)	Payments	of Discount	Impact	2007

Labour liability for terminations and severances	$187.4	(2.1)	(22.1)	3.2	(2.8)	$163.6
Other non-labour liabilities for exit plans	1.4	—	(0.1)	—	(0.2)	1.1

Total restructuring liability	188.8	(2.1)	(22.2)	3.2	(3.0)	164.7

Environmental remediation program	120.2	1.3	(3.0)	—	(5.8)	112.7

Total restructuring and environmental remediation liability	$309.0	(0.8)	(25.2)	3.2	(8.8)	$277.4

Six months ended June 30, 2006

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1	Accrued		Amortization	Exchange	June 30
(in millions)	2006	(reduced)	Payments	of Discount	Impact	2006

Labour liability for terminations and severances	$263.6	(9.7)	(41.7)	5.2	(1.6)	$215.8
Other non-labour liabilities for exit plans	5.8	0.5	(4.3)	—	(0.2)	1.8

Total restructuring liability	269.4	(9.2)	(46.0)	5.2	(1.8)	217.6

Environmental remediation program	129.4	6.4	(4.6)	—	(3.0)	128.2

Total restructuring and environmental remediation liability	$398.8	(2.8)	(50.6)	5.2	(4.8)	$345.8

Amortization of Discount is charged to income as “Other Charges”, “Compensation and Benefits” and “Purchased Services and Other”. New accruals and adjustments to previous accruals are reflected in “Compensation and Benefits” and “Purchased Services and Other”.

18

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
9	Long-term debt

During the three and six months ended June 30, 2007, the Company issued US$450 million of 5.95% 30 –year notes. The notes are unsecured, but carry a negative pledge.

10	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2007	2006	2007	2006

Share capital, beginning of period	155.2	158.6	155.5	158.2
Shares issued under stock option plans	0.4	0.4	0.8	1.7
Shares purchased	(2.5)	(1.8)	(3.2)	(2.7)

Share capital, end of period	153.1	157.2	153.1	157.2

In June 2006, the Company completed the acquisition of Common Shares under the previous normal course issuer bid and filed a new normal course issuer bid to purchase, for cancellation, up to 3.9 million of its outstanding Common Shares. Under this filing, share purchases could have been made during the 12-month period beginning June 6, 2006, and ending June 5, 2007. Of the 3.9 million shares authorized for purchase under this filing, 3.4 million were purchased in 2006 at an average price per share of $56.66 and 0.2 million shares were purchased during the three months ended March 31, 2007 at an average price per share of $64.11.
In March 2007, the Company completed the filing for a new normal course issuer bid (“2007 NCIB”) to cover the period of March 28, 2007 to March 27, 2008 to purchase, for cancellation, up to 5.0 million of its outstanding Common Shares. Effective April 30, 2007, the 2007 NCIB was amended to purchase, for cancellation, up to 15.3 million of its outstanding Common Shares. Of the 15.3 million shares authorized under the 2007 NCIB, 2.5 million shares were purchased during the three months ended June 30, 2007 at an average price per share of $74.16 (2006 – 1.8 million shares were purchased at an average price per share of $56.62) and for the six months ended June 30, 2007, 2.7 million shares were purchased at an average price per share of $73.64 (2006 – 2.7 million shares were purchased at an average price per share of $57.01).
In addition, pursuant to a notice of intention to make an exempt issuer bid filed on March 23, 2007, the Company purchased, for cancellation, 0.3 million shares through a private agreement with an arm’s length third party on March 29, 2007 at an average price of $63.12.
The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to contributed surplus and retained earnings. When shares are purchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase.

19

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
11	Other comprehensive income and accumulated other comprehensive income

Components of other comprehensive income and the related tax effects are as follows:

	For the three months ended June 30
		2007
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$33.8	$(5.2)	$28.6

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(36.7)	—	(36.7)

Realized gain on cash flow hedges settled in the period	(4.8)	1.5	(3.3)

Decrease in unrealized holding gains on cash flow hedges	(6.6)	2.2	(4.4)

Realized loss on cash flow hedges settled in prior periods	1.6	(0.5)	1.1

Other comprehensive loss	$(12.7)	$(2.0)	$(14.7)

	For the three months ended June 30
		2006
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$21.5	$(3.4)	$18.1

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(22.9)	—	(22.9)

Other comprehensive loss	$(1.4)	$(3.4)	$(4.8)

20

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
11	Other comprehensive income and accumulated other comprehensive income (continued)

	For the six months ended June 30
		2007
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$37.7	$(5.8)	$31.9

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(40.9)	—	(40.9)

Realized gain on cash flow hedges settled in the period	(8.1)	2.8	(5.3)

Decrease in unrealized holding gains on cash flow hedges	(6.5)	2.2	(4.3)

Realized loss on cash flow hedges settled in prior periods	1.6	(0.5)	1.1

Other comprehensive loss	$(16.2)	$(1.3)	$(17.5)

	For the six months ended June 30
		2006
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount
Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$20.6	$(3.2)	$17.4

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(20.5)	—	(20.5)

Other comprehensive loss	$0.1	$(3.2)	$(3.1)

21

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
11	Other comprehensive income and accumulated other comprehensive income (continued)

Changes in the balances of each classification within Accumulated other comprehensive income are as follows:

Three months ended June 30, 2007

	Opening		Closing
	Balance,		Balance,
	Apr. 1,	Period	June 30,
(in millions)	2007	change	2007

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$238.6	$28.6	$267.2

Foreign exchange on net investment in U.S. subsidiaries	(172.7)	(36.7)	(209.4)

Increase (decrease) in unrealized effective gains of cash flow hedges	17.0	(7.7)	9.3

Unrealized loss on settled hedge instruments	(5.3)	1.1	(4.2)

Accumulated other comprehensive income	$77.6	$(14.7)	$62.9

     Three months ended June 30, 2006

	Opening		Closing
	Balance,		Balance,
	Apr. 1,	Period	June 30,
(in millions)	2006	change	2006

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$237.4	$18.1	$255.5

Foreign exchange on net investment in U.S. subsidiaries	(168.2)	(22.9)	(191.1)

Accumulated other comprehensive income	$69.2	$(4.8)	$64.4

22

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
11	Other comprehensive income and accumulated other comprehensive income (continued)

Six months ended June 30, 2007

		Adjustment
	Opening	for change	Adjusted		Closing
	Balance,	in	Opening		Balance,
	Jan. 1,	accounting	Balance,	Period	June 30,
(in millions)	2007	policy	Jan. 1, 2007	change	2007

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$234.9	$0.4	$235.3	$31.9	$267.2

Foreign exchange on net investment in U.S. subsidiaries	(168.5)	—	(168.5)	(40.9)	(209.4)

Increase (decrease) in unrealized effective gains of cash flow hedges	—	18.9	18.9	(9.6)	9.3

Unrealized loss on settled hedge instruments	—	(5.3)	(5.3)	1.1	(4.2)

Accumulated other comprehensive income	$66.4	$14.0	$80.4	$(17.5)	$62.9

     Six months ended June 30, 2006

	Opening		Closing
	Balance,		Balance,
	Jan. 1,	Period	June 30,
(in millions)	2006	change	2006

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$238.1	$17.4	$255.5

Foreign exchange on net investment in U.S. subsidiaries	(170.6)	(20.5)	(191.1)

Accumulated other comprehensive income	$67.5	$(3.1)	$64.4

During the next twelve months, the Company expects $6.8 million of unrealized holding gains on derivative instruments to be realized and recognized in the Statement of Consolidated Income. Derivative instruments designated as cash flow hedges will mature during the period ending December 2009.

23

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
12	Fair value of financial instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between willing parties. The Company uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the Consolidated Balance Sheet as follows:

Loans and receivables

Accounts receivable and other current assets — The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.

Investments — Long-term receivable balances are carried at amortized cost based on an initial fair value determined using discounted cash flow analysis using observable market based inputs.

Financial liabilities

Accounts payable and accrued liabilities and short-term borrowings — The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.

Long-term debt — The carrying amount of long-term debt is at amortized cost based on an initial fair value determined using the quoted market prices for the same or similar debt instruments.

Available for sale

Investments — The Company’s equity investments recorded on a cost basis have a carrying value that equals cost as fair value cannot be reliably established. These investments are not traded on a liquid market.

Held for trading

Other assets and deferred charges and Deferred liabilities — Derivative instruments that are designated as hedging instruments are measured at fair value determined using the quoted market prices for the same or similar instruments. Derivative instruments that are not designated in hedging relationships are classified as held for trading and measured at fair value determined by using quoted market prices for the same or similar instruments and changes in the fair values of such derivative instruments are recognized in net income as they arise.

Cash and cash equivalents — The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.

Carrying value and fair value of financial instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of approximately $3,077 million and a fair value of approximately $3,247 million at June 30, 2007.

13	Additions to investments and other assets

Additions to investment and other assets includes the acquisition of $12 million in freight car assets for the three and six month period ended June 30, 2007. These assets were purchased in anticipation of a sale and lease back arrangement with a financial institution. For the three and six months ended June 30, 2006, $66 million and $87 million, respectively, in freight car assets were acquired for these purposes and were included in additions to investments and other assets. These assets were subsequently sold and leased back.

24

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
14	Stock-based compensation

In 2007, under CP’s stock option plans, the Company issued 1,302,700 options to purchase Common Shares at the weighted average price of $62.59 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 433,500 stock appreciation rights were issued at the weighted average exercise price of $62.59.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date. Other options only vest if certain performance targets are achieved and expire approximately five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of June 30 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2007		2006
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	6,815,494	$38.50	7,971,917	$32.07
New options granted	1,302,700	62.59	1,423,700	57.78
Exercised	(811,856)	31.78	(1,719,412)	28.61
Forfeited/cancelled	(111,725)	39.38	(269,295)	40.09

Outstanding, June 30	7,194,613	$43.61	7,406,910	$37.52

Options exercisable at June 30	4,239,713	$34.01	3,541,610	$29.43

25

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
14	Stock-based compensation (continued)

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CP used the fair value method for options granted between January 1, 2002, and December 31, 2002, CP’s pro forma basis net income and earnings per share would have been as follows:

	For the three months		For the six months
	ended June 30		ended June 30
	2007	2006	2007	2006
		Restated		Restated

Net income (in millions) As reported	$256.7	$378.1	$385.3	$486.9
Pro forma	$256.7	$378.1	$385.3	$486.7
Pro forma basic and diluted earnings per share are unchanged from the amounts disclosed in the Statement of Consolidated Income.
Under the fair value method, the fair value of options at the grant date was $11.3 million for options issued in the first six months of 2007 (first six months of 2006 – $11.9 million). The weighted average fair value assumptions were approximately:

	For the six months
	ended June 30
	2007	2006

Expected option life (years)	4.00	4.50
Risk-free interest rate	3.90%	4.07%
Expected stock price volatility	22%	22%
Expected annual dividends per share	$0.90	$0.75
Weighted average fair value of options granted during the year	$12.96	$12.98
15	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the three months ended June 30, 2007, was $27.1 million (three months ended June 30, 2006 – $30.3 million) and for the six months ended June 30, 2007, was $54.5 million (six months ended June 30, 2006 – $61.2 million).

26

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
16	Significant customers

During the first six months of 2007, one customer comprised 11.7% of total revenue (first six months of 2006 – 12.1%). At June 30, 2007, that same customer represented 5.2% of total accounts receivable (June 30, 2006 – 5.8%).

17	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at June 30, 2007, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Capital commitments

At June 30, 2007, the Company had multi-year capital commitments of $492.4 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2007 through 2016.

Operating lease commitments

At June 30, 2007, minimum payments under operating leases were estimated at $555.5 million in aggregate, with annual payments in each of the next five years of: remainder of 2007 – $62.9 million; 2008 – $99.5 million; 2009 – $72.3 million; 2010 – $55.6 million; 2011 – $49.9 million.

Guarantees

The Company had residual value guarantees on operating lease commitments of $387.9 million at June 30, 2007. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At June 30, 2007, these accruals amounted to $6.1 million.

27

Summary of Rail Data

Second Quarter					Year-to-date
2007	2006(1)	Variance	%		2007	2006(1)	Variance	%

				Financial (millions, except per share data)
				Revenues
$1,174.1	$1,086.4	$87.7	8.1	Freight revenue	$2,265.0	$2,153.6	$111.4	5.2
41.4	44.6	(3.2)	(7.2)	Other revenue	66.4	87.9	(21.5)	(24.5)

1,215.5	1,131.0	84.5	7.5		2,331.4	2,241.5	89.9	4.0

				Operating Expenses
329.8	320.8	9.0	2.8	Compensation and benefits	662.3	673.0	(10.7)	(1.6)
193.7	160.1	33.6	21.0	Fuel	364.9	318.0	46.9	14.7
55.6	54.5	1.1	2.0	Materials	118.0	112.1	5.9	5.3
57.3	44.4	12.9	29.1	Equipment rents	112.8	89.0	23.8	26.7
119.1	117.8	1.3	1.1	Depreciation and amortization	237.7	232.6	5.1	2.2
152.3	150.8	1.5	1.0	Purchased services and other	298.7	307.4	(8.7)	(2.8)

907.8	848.4	59.4	7.0		1,794.4	1,732.1	62.3	3.6

307.7	282.6	25.1	8.9	Operating income	537.0	509.4	27.6	5.4
8.2	7.7	0.5	6.5	Other charges	13.0	14.5	(1.5)	(10.3)
49.2	48.6	0.6	1.2	Interest expense	96.0	95.9	0.1	0.1
75.5	65.6	9.9	15.1	Income tax expense before foreign exchange gains on long-term debt and other specified items (2)	130.6	122.2	8.4	6.9

174.8	160.7	14.1	8.8	Income before foreign exchange gains on long-term debt and other specified items (2)	297.4	276.8	20.6	7.4

				Foreign exchange gains on long-term debt (FX on LTD)
(88.6)	(52.7)	(35.9)	—	FX on LTD	(97.2)	(46.3)	(50.9)	—
23.8	11.3	12.5	—	Income tax on FX on LTD (3)	26.4	12.2	14.2	—

(64.8)	(41.4)	(23.4)	—	FX on LTD (net of tax)	(70.8)	(34.1)	(36.7)	—

				Other specified items
(17.1)	(176.0)	158.9	—	Income tax benefits due to Federal / Provincial income tax rate reductions.	(17.1)	(176.0)	158.9	—

$256.7	$378.1	$(121.4)	(32.1)	Net income	$385.3	$486.9	$(101.6)	(20.9)

				Earnings per share (EPS)
$1.66	$2.39	$(0.73)	(30.5)	Basic earnings per share	$2.49	$3.08	$(0.59)	(19.2)
$1.64	$2.37	$(0.73)	(30.8)	Diluted earnings per share	$2.46	$3.05	$(0.59)	(19.3)

				EPS before FX on LTD and other specified items (2)
$1.13	$1.02	$0.11	10.8	Basic earnings per share	$1.92	$1.75	$0.17	9.7
$1.12	$1.00	$0.12	12.0	Diluted earnings per share	$1.90	$1.72	$0.18	10.5

154.3	158.3	(4.0)	(2.5)	Weighted average number of shares outstanding (millions)	154.9	158.4	(3.5)	(2.2)
74.7	75.0	(0.3)	—	Operating ratio (2) (4) (%)	77.0	77.3	(0.3)	—
10.3	9.8	0.5	—	ROCE before FX on LTD and other specified items (after tax)(2) (4)(%)	10.3	9.8	0.5	—
35.0	37.7	(2.7)	—	Net debt to net debt plus equity (%)	35.0	37.7	(2.7)	—

$299.5	$274.9	$24.6	8.9	EBIT before FX on LTD and other specified items (2) (4) (millions)	$524.0	$494.9	$29.1	5.9
$418.6	$392.7	$25.9	6.6	EBITDA before FX on LTD and other specified items (2) (4) (millions)	$761.7	$727.5	$34.2	4.7

(1)	Certain comparative period figures have been restated for retroactive application of a new accounting standard adopted in 2006 related to stock-based compensation for employees eligible to retire before the vesting date.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies.

See note on non-GAAP earnings measures attached to commentary.

(3)	Income tax on FX on LTD is discussed in the current MD&A in the “Other Income Statement Items” section – “Income Taxes”.

(4)	EBIT: Earnings before interest and taxes.

EBITDA: Earnings before interest, taxes, and depreciation and amortization.
ROCE (after tax): Return on capital employed (after tax) = earnings before after-tax interest expense (last 12 months) divided by average net debt plus equity.
Operating ratio: Operating expenses divided by revenues.

28

Summary of Rail Data (Page 2)

Second Quarter					Year-to-date
2007	2006	Variance	%		2007	2006	Variance	%

				Commodity Data

				Freight Revenues (millions)
$224.0	$206.4	$17.6	8.5	- Grain	$443.6	$417.7	$25.9	6.2
162.4	143.5	18.9	13.2	- Coal	293.7	303.7	(10.0)	(3.3)
144.5	105.5	39.0	37.0	- Sulphur and fertilizers	266.9	198.6	68.3	34.4
74.3	75.8	(1.5)	(2.0)	- Forest products	146.3	159.2	(12.9)	(8.1)
158.8	150.3	8.5	5.7	- Industrial and consumer products	310.7	298.6	12.1	4.1
88.5	91.9	(3.4)	(3.7)	- Automotive	170.6	170.2	0.4	0.2
321.6	313.0	8.6	2.7	- Intermodal	633.2	605.6	27.6	4.6

$1,174.1	$1,086.4	$87.7	8.1	Total Freight Revenues	$2,265.0	$2,153.6	$111.4	5.2

				Millions of Revenue Ton-Miles (RTM)
7,309	7,048	261	3.7	- Grain	14,793	14,522	271	1.9
5,834	4,735	1,099	23.2	- Coal	10,417	9,789	628	6.4
6,106	3,858	2,248	58.3	- Sulphur and fertilizers	11,090	7,313	3,777	51.6
2,019	2,264	(245)	(10.8)	- Forest products	4,019	4,698	(679)	(14.5)
4,177	4,162	15	0.4	- Industrial and consumer products	8,310	8,503	(193)	(2.3)
659	746	(87)	(11.7)	- Automotive	1,284	1,349	(65)	(4.8)
7,424	7,055	369	5.2	- Intermodal	14,350	13,782	568	4.1

33,528	29,868	3,660	12.3	Total RTMs	64,263	59,956	4,307	7.2

				Freight Revenue per RTM (cents)
3.06	2.93	0.13	4.4	- Grain	3.00	2.88	0.12	4.2
2.78	3.03	(0.25)	(8.3)	- Coal	2.82	3.10	(0.28)	(9.0)
2.37	2.73	(0.36)	(13.2)	- Sulphur and fertilizers	2.41	2.72	(0.31)	(11.4)
3.68	3.35	0.33	9.9	- Forest products	3.64	3.39	0.25	7.4
3.80	3.61	0.19	5.3	- Industrial and consumer products	3.74	3.51	0.23	6.6
13.43	12.32	1.11	9.0	- Automotive	13.29	12.62	0.67	5.3
4.33	4.44	(0.11)	(2.5)	- Intermodal	4.41	4.39	0.02	0.5
3.50	3.64	(0.14)	(3.8)	Freight Revenue per RTM	3.52	3.59	(0.07)	(1.9)

				Carloads (thousands)
91.2	89.2	2.0	2.2	- Grain	180.5	181.6	(1.1)	(0.6)
75.0	68.5	6.5	9.5	- Coal	133.5	147.2	(13.7)	(9.3)
61.3	41.6	19.7	47.4	- Sulphur and fertilizers	111.5	80.6	30.9	38.3
29.9	33.8	(3.9)	(11.5)	- Forest products	60.0	71.4	(11.4)	(16.0)
79.2	80.9	(1.7)	(2.1)	- Industrial and consumer products	154.9	160.6	(5.7)	(3.5)
45.7	46.8	(1.1)	(2.4)	- Automotive	88.1	89.1	(1.0)	(1.1)
311.9	295.5	16.4	5.5	- Intermodal	599.5	577.3	22.2	3.8

694.2	656.3	37.9	5.8	Total Carloads	1,328.0	1,307.8	20.2	1.5

				Freight Revenue per Carload
$2,456	$2,314	$142	6.1	- Grain	$2,458	$2,300	$158	6.9
2,165	2,095	70	3.3	- Coal	2,200	2,063	137	6.6
2,357	2,536	(179)	(7.1)	- Sulphur and fertilizers	2,394	2,464	(70)	(2.8)
2,485	2,243	242	10.8	- Forest products	2,438	2,230	208	9.3
2,005	1,858	147	7.9	- Industrial and consumer products	2,006	1,859	147	7.9
1,937	1,964	(27)	(1.4)	- Automotive	1,936	1,910	26	1.4
1,031	1,059	(28)	(2.6)	- Intermodal	1,056	1,049	7	0.7
$1,691	$1,655	$36	2.2	Freight Revenue per Carload	$1,706	$1,647	$59	3.6

29

Summary of Rail Data (Page 3)

Second Quarter					Year-to-date
2007	2006(1)	Variance	%		2007	2006(1)	Variance	%

				Operations and Productivity

64,481	58,099	6,382	11.0	Freight gross ton-miles (GTM) (millions)	122,041	115,113	6,928	6.0
33,528	29,868	3,660	12.3	Revenue ton-miles (RTM) (millions)	64,263	59,956	4,307	7.2
15,878	16,278	(400)	(2.5)	Average number of active employees	15,381	15,773	(392)	(2.5)
15,720	16,504	(784)	(4.8)	Number of employees at end of period	15,720	16,504	(784)	(4.8)

2.0	1.7	0.3	17.6	FRA personal injuries per 200,000 employee-hours	1.9	1.9	—	—
1.8	2.1	(0.3)	(14.3)	FRA train accidents per million train-miles	1.9	1.6	0.3	18.8

2.71	2.84	(0.13)	(4.6)	Total operating expenses per RTM (cents)	2.79	2.89	(0.10)	(3.5)
1.41	1.46	(0.05)	(3.4)	Total operating expenses per GTM (cents)	1.47	1.50	(0.03)	(2.0)
0.51	0.55	(0.04)	(7.3)	Compensation and benefits expense per GTM (cents)	0.54	0.58	(0.04)	(6.9)
4,061	3,569	492	13.8	GTMs per average active employee (000)	7,935	7,298	637	8.7

13,260	13,544	(284)	(2.1)	Miles of road operated at end of period (2)	13,260	13,544	(284)	(2.1)

23.5	25.0	(1.5)	(6.0)	Average train speed – AAR definition (mph)	23.3	25.1	(1.8)	(7.2)
21.7	20.2	1.5	7.4	Terminal dwell time – AAR definition (hours)	22.8	20.7	2.1	10.1
147.5	134.0	13.5	10.1	Car miles per car day	141.0	133.1	7.9	5.9
81.5	82.4	(0.9)	(1.1)	Average daily total cars on-line – AAR definition (000)	81.4	81.6	(0.2)	(0.2)

1.19	1.19	—	—	U.S. gallons of locomotive fuel per 1,000 GTMs – freight & yard	1.22	1.22	—	—
76.8	69.1	7.7	11.1	U.S. gallons of locomotive fuel consumed – total (millions) (3)	149.1	140.2	8.9	6.3

0.901	0.886	0.015	1.7	Average foreign exchange rate (US$/Canadian$)	0.877	0.879	(0.002)	(0.2)
1.111	1.129	(0.018)	(1.6)	Average foreign exchange rate (Canadian$/US$)	1.141	1.138	0.003	0.3

(1)	Certain comparative period figures have been restated for retroactive application of a new accounting standard adopted in 2006 related to stock-based compensation for employees eligible to retire before the vesting date.

(2)	Excludes track on which CP has haulage rights.

(3)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

30

Table of Contents

BUSINESS PROFILE	2
STRATEGY	2
ADDITIONAL INFORMATION	2
OPERATING RESULTS	3
NON-GAAP EARNINGS	6
LINES OF BUSINESS	7
Volumes	7
Revenues	8
Freight Revenue per Carload	9
PERFORMANCE INDICATORS	10
OPERATING EXPENSES, BEFORE OTHER SPECIFIED ITEMS	11
OTHER INCOME STATEMENT ITEMS	12
CHANGES IN ACCOUNTING POLICY	14
LIQUIDITY AND CAPITAL RESOURCES	15
BALANCE SHEET	16
FINANCIAL INSTRUMENTS	18
OFF-BALANCE SHEET ARRANGEMENTS	21
CONTRACTUAL COMMITMENTS	21
FUTURE TRENDS, COMMITMENTS AND RISKS	21
CRITICAL ACCOUNTING ESTIMATES	25
SYSTEMS, PROCEDURES AND CONTROLS	26
FORWARD-LOOKING INFORMATION	26
GLOSSARY OF TERMS	28
This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the three and six months ended June 30, 2007. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), except as described in the “Non-GAAP Earnings” section of this MD&A.
July 23, 2007

In this MD&A, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in the Glossary of Terms.
BUSINESS PROFILE
Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States and provides logistics and supply chain expertise. Through our subsidiaries, we provide rail and intermodal transportation services over a network of approximately 13,300 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. Through our subsidiaries, we transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.
STRATEGY
Our vision is to become the safest and most fluid railway in North America. Through the ingenuity of our people, it is our objective to create long-term value for customers, shareholders and employees by profitably growing within the reach of our rail franchise. We seek to accomplish this objective through the following three-part strategy:
•
generating quality revenue growth by realizing the benefits of demand growth in our bulk, intermodal and merchandise business lines with targeted infrastructure capacity investments linked to global trade opportunities;

•
improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway through our Integrated Operating Plan (“IOP”) and driving more value from existing assets and resources by improving “fluidity”; and

•
continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and a competitive return on investment.

ADDITIONAL INFORMATION
Additional information, including our Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

Highlights summary
(in millions, except percentages and per-share data)	For the three months ended June 30		For the six months ended June 30
(unaudited)	2007	2006(1)	2007	2006(1)
Revenues	$1,215.5	$1,131.0	$2,331.4	$2,241.5
Operating income	307.7	282.6	537.0	509.4
Income, before FX on LTD and other specified items(2)	174.8	160.7	297.4	276.8
Net income	$256.7	$378.1	$385.3	$486.9
Operating ratio	74.7%	75.0%	77.0%	77.3%
Basic earnings per share	$1.66	$2.39	$2.49	$3.08
Diluted earnings per share, before FX on LTD and other specified items(2)	$1.12	$1.00	$1.90	$1.72
Diluted earnings per share	$1.64	$2.37	$2.46	$3.05
Dividends declared per share	$0.2250	$0.1875	$0.4500	$0.3750
Free cash(2)	$159.6	$87.6	$162.6	$31.1
Return on capital employed(2)	10.3%	9.8%	10.3%	9.8%
Total assets as at June 30	$11,688.7	$10,946.7	$11,688.7	$10,946.7
Total long-term financial liabilities as at June 30	$5,621.2	$5,061.7	$5,621.2	$5,061.7

(1)
Certain comparative period figures have been restated to reflect the retroactive application of a new accounting standard adopted in 2006 related to stock-based compensation for employees eligible to retire before the vesting date of stock-based awards.

(2)
These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the section “Non-GAAP Earnings”. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in the section “Non-GAAP Earnings”. A reconciliation of free cash to GAAP cash position is provided in the section “Liquidity and Capital Resources” under the sub-heading “Free Cash”. This information is in Canadian dollars.

OPERATING RESULTS
Income
Operating income for the three months ended June 30, 2007 was $307.7 million, up $25.1 million, or 8.9%, from $282.6 million for the same period in 2006. Operating income for the six months ended June 30, 2007 was $537.0 million, an increase of $27.6 million, or 5.4%, from $509.4 million for the same period in 2006.
The increase in operating income for the second quarter and the first half of 2007 reflected:
•	a continuing, strong global demand for bulk and intermodal shipments;

•	import and export growth at the ports of Vancouver and Montreal; and

•	a return to normal export potash shipments from the resolution of the protracted global potash price negotiations in the second half of 2006.
The increase in operating income was achieved amidst harsh weather-related operating conditions in our western network in the first half of 2007. A heavy snow pack and elevated rainfall in our western corridor resulted in avalanches, mud slides and wash-outs that interrupted the operational fluidity of the railway in first-quarter 2007. As well, operations at the Port of Vancouver were affected by the strike at Canadian National Railway (“CN”) which caused a slowing of transit times for CP traffic originating from, or terminated at, CN-served facilities. In the second quarter of 2007, snow melt and flood waters caused interruptions to operational fluidity.
The growth in second-quarter 2007 operating income reflected volume growth in the sulphur and fertilizer, coal, and intermodal market segments, and higher revenues resulting from increased freight rates. These increases were partially offset by:
•	increased expenses due to higher volumes;

•	higher fuel expense as higher refining charges and reduced benefits from our hedge program more than offset the impact of lower crude oil prices;

•	higher equipment rent expense due to reductions in receipts for the use of our railcars from other railways and customers and higher locomotive rental charges reflecting increased volume;

•	a decrease in coal freight rates; and

•
one-time costs associated with the 26-day strike by Canadian track maintenance employees (discussed further in the section “Future Trends, Commitments and Risks” under the sub-heading “Labour Relations”),.

The increase in operating income for the first six months of 2007 was primarily due to:
•	freight revenue growth in sulphur and fertilizer, grain and intermodal market segments;

•	higher revenues resulting from increased freight rates; and

•
a reduction in stock-based compensation expense (discussed further in the section “Operating Expenses, Before Other Specified Items” under the sub-heading “Compensation and Benefits”) in first-quarter 2007.

The increase in operating income for the first six months of 2007 was partially offset by:
•	increased expenses due to higher volumes;

•	higher fuel expense as higher refining charges and reduced benefits from our hedge program more than offset the impact of lower crude oil prices;

•	the sale of our Latta subdivision in second-quarter 2006;

•	expenses incurred to manage the impacts of the harsh weather-related operating conditions;

•	higher equipment rent expense due to reductions in receipts for the use of our railcars from other railways and customers and higher locomotive rental charges reflecting increased volume; and

•	a decrease in revenues as a result of increased network congestion due to winter weather disruptions and the CN strike in first-quarter 2007.
Fuel prices remained volatile. During 2007 we continued to take steps to mitigate the impact of high prices with fuel recovery programs and hedging (discussed further in the section “Financial Instruments” under the sub-heading “Crude Oil Swaps”).
Net income for the three months ended June 30, 2007, was $256.7 million, down $121.4 million, or 32.1%, from $378.1 million for the same period in 2006. Net income for the first six months of 2007 was $385.3 million, a decrease of $101.6 million, or 20.9%, from $486.9 million for the same period in 2006. Net income in the second quarter and first half of 2007, compared with the same periods in 2006, decreased primarily due to a future income tax benefit of $176.0 million recorded in the second quarter of 2006 as a result of reduced Canadian Federal and Provincial income tax rates (discussed further in the section “Non-GAAP Earnings” under the sub-heading “Other Specified Items”). The decrease was partially offset by higher revenues and an increase in foreign exchange gains on long-term debt, reflecting a strengthening of the Canadian dollar, in the second quarter of 2007, compared with the same period in 2006.
Diluted Earnings per Share
Diluted earnings per share (“EPS”) was $1.64 in the second quarter of 2007, a decrease of $0.73 from $2.37 in the same period of 2006. Diluted EPS, which is defined in the Glossary of Terms at the end of this MD&A, was $2.46 in the first six months of 2007, a decrease of $0.59, compared with $3.05 for the same period of 2006. These decreases reflected a decrease in net income, which was partially offset by the positive impact of the reduction in the number of shares outstanding due to our share repurchase plan (discussed further in the section “Balance Sheet” under the sub-heading “Share Capital”).
Diluted EPS excluding foreign exchange gains and losses on long-term debt (“FX on LTD”) and other specified items of $1.12 for the second quarter of 2007 was $0.12 higher compared to a diluted EPS excluding FX on LTD and other specified items of $1.00 in the second quarter of 2006. Diluted EPS excluding FX on LTD and other specified items was $1.90 for the first six months of 2007, an increase of $0.18 from the previous year. These increases were mainly due to a higher income before FX on LTD and other specified items in the first six months of 2007, as well as the positive impact of the share repurchase program. Diluted EPS excluding FX on LTD and other specified items is discussed further in the section “Non-GAAP Earnings”.
Operating Ratio
Our operating ratio was 74.7% in the second quarter of 2007, compared with 75.0% in the same period of 2006. This ratio was 77.0% in the first half of 2007, an improvement of 30 basis points from 77.3% for the same period of 2006. The operating ratio provides the percentage of revenues used to operate the railway. A lower percentage normally indicates higher efficiency in the operation of the railway.
Return on Capital Employed
Return on capital employed (“ROCE”) at June 30, 2007 was 10.3%, up 0.5% from 9.8% at June 30, 2006. The improvement reflected higher profitability of investments in the railway over the four quarters ended June 30, 2007, compared to the four quarters ended June 30, 2006, primarily driven by higher revenues and improved operating ratio. ROCE is discussed further in the section “Non-GAAP Earnings”.

Impact of Foreign Exchange on Earnings

	For the three	For the six
Favourable (unfavourable) impact on earnings due to the change in Foreign Exchange	months ended	months ended
(in millions, except foreign exchange rate)	June 30	June 30
(unaudited)	2007 vs. 2006

Average quarterly foreign exchange rates	$1.11 vs. $1.13	$1.14 vs. $1.14

Freight revenues
Grain	$(2)	$—
Coal	—	—
Sulphur and fertilizers	(1)	—
Forest products	(1)	—
Industrial and consumer products	(2)	—
Automotive	(1)	—
Intermodal	(1)	—
Other revenues	—	—

Total effect	$(8)	$—

Operating expenses
Compensation and benefits	1	—
Fuel	2	—
Materials	—	—
Equipment rents	1	—
Depreciation and amortization	—	—
Purchased services and other	1	—

Total effect	5	—

Effect on operating income	$(3)	$—

Other expenses
Other charges	—	—
Interest expense	1	—
Income tax expense, before FX on LTD and other specified items(1)	—	—

Effect on income, before FX on LTD and other specified items(1)	$(2)	$—

(1)
These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the section “Non-GAAP Earnings”.

The Canadian dollar strengthened against the U.S. dollar by approximately 2% in the second quarter of 2007 and remained unchanged in the first six months of 2007, compared with the same periods in 2006. The average foreign exchange rate for converting U.S. dollars to Canadian dollars decreased to $1.11 in second-quarter 2007 from $1.13 in the second quarter of 2006 and remained at $1.14 in the first six months of 2007 compared with the same period of 2006. The adjoining table shows the approximate impact of the change in Foreign Exchange on our revenues and expenses, and income before FX on LTD and other specified items in 2007 and 2006. This analysis does not include the impact of the change in Foreign Exchange on balance sheet accounts or of foreign exchange hedging activity.
On average, a $0.01 weakening (or strengthening) of the Canadian dollar increases (or reduces) annual operating income by approximately $3 million to $5 million. Foreign Exchange fluctuations decreased operating income by approximately $3 million in second-quarter 2007 and approximately nil in the first six months of 2007, compared with the same periods of 2006, as illustrated in the adjoining table. From time to time, we use foreign exchange forward contracts to partially hedge the impact on our business of Foreign Exchange transaction gains and losses and other economic factors. In addition, we have designated a portion of our U.S. dollar-denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries. Our hedging instruments are discussed further in the section “Financial Instruments”.

NON-GAAP EARNINGS

Summarized statement of consolidated income
(reconciliation of non-GAAP earnings to GAAP earnings)
(in millions, except diluted EPS and operating ratio)	For the three months ended June 30		For the six months ended June 30
(unaudited)	2007	2006(1)	2007	2006(1)

Revenues	$1,215.5	$1,131.0	$2,331.4	$2,241.5
Operating expenses, before other specified items	907.8	848.4	1,794.4	1,732.1

Operating income, before other specified items	307.7	282.6	537.0	509.4

Other charges	8.2	7.7	13.0	14.5
Interest expense	49.2	48.6	96.0	95.9
Income tax expense, before income tax on FX on LTD and other specified items(2)	75.5	65.6	130.6	122.2

Income, before FX on LTD and other specified items(2)	174.8	160.7	297.4	276.8

Foreign exchange (gains) losses on long-term debt
FX on LTD — (gains) losses	(88.6)	(52.7)	(97.2)	(46.3)
Income tax on FX on LTD	23.8	11.3	26.4	12.2

FX on LTD, net of tax — (gains) losses	(64.8)	(41.4)	(70.8)	(34.1)
Other specified items
Income tax benefits due to tax rate reductions	(17.1)	(176.0)	(17.1)	(176.0)

Net income	$256.7	$378.1	$385.3	$486.9

Diluted EPS, before FX on LTD and other specified items(2)	$1.12	$1.00	$1.90	$1.72
Diluted EPS, related to FX on LTD, net of tax(2)	0.41	0.27	0.45	0.23
Diluted EPS, related to other specified items, net of tax(2)	0.11	1.10	0.11	1.10

Diluted EPS, as determined by GAAP	$1.64	$2.37	$2.46	$3.05

(1)
Certain comparative period figures have been restated to reflect the retroactive application of a new accounting standard adopted in 2006 related to stock-based compensation for employees eligible to retire before the vesting date of stock-based awards.

(2)
These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in this section of the MD&A.

We present non-GAAP earnings and cash flow information in this MD&A to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with results of our operations in prior periods. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items that are not among our normal ongoing revenues and operating expenses. The adjoining table details a reconciliation of income, before FX on LTD and other specified items, to net income, as presented in the financial statements. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends. Free cash is discussed further and is reconciled to the increase in cash as presented in the financial statements in the “Liquidity and Capital Resources” section. Earnings that exclude FX on LTD and other specified items, ROCE and free cash as described in this MD&A have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. ROCE reported quarterly represents the return over the current quarter and the previous three quarters. The measure is used by management to assess profitability of investments in the railway. ROCE is measured as income before FX on LTD and other specified items plus after-tax interest expense divided by average net debt plus equity. It does not have a comparable GAAP measure to which it can be reconciled.
Foreign Exchange Gains and Losses on Long-Term Debt
Foreign exchange gains and losses on long-term debt arise mainly as a result of translating U.S. dollar-denominated debt into Canadian dollars. We calculate FX on LTD using the difference in foreign exchange rates at the beginning and at the end of each reporting period. The foreign exchange gains and losses are mainly unrealized and can only be realized when net U.S. dollar-denominated long-term debt matures or is settled. Income, before FX on LTD and other specified items, is disclosed in the table above and excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations. At June 30, 2007, for every $0.01 the Canadian dollar strengthens (or weakens) relative to the U.S. dollar, the conversion of U.S. dollar-denominated long-term debt to Canadian dollars creates a pre-tax foreign exchange gain (or loss) of approximately $8 million, net of hedging.
We recorded foreign exchange gains on long-term debt in the second quarter of 2007 as the Canadian dollar exchange rate strengthened to $1.07 relative to the U.S. dollar on June 30, 2007, compared with $1.16 on March 31, 2007. We also recorded foreign exchange gains on LTD in the first six months of 2007 as the Canadian dollar strengthened relative to the U.S. dollar on June 30, 2007, compared with $1.17 on December 31, 2006.
Foreign exchange gains on long-term debt were $88.6 million before tax in second-quarter 2007 and $97.2 million in the first half of 2007, whereas the foreign exchange gains on long-term debt were $52.7 million before tax in second-quarter 2006 and $46.3 million in the first six months of 2006.

Income tax expense (or benefit) related to FX on LTD capital gains is discussed further in the section “Other Income Statement Items” under the sub-heading “Income Taxes”.
Other Specified Items
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities. The other specified items were:
•
In the second quarter of 2007, the Government of Canada substantially enacted legislation to reduce corporate income tax rates starting in the year 2011. We recorded a future income tax benefit of $17.1 million to reflect the positive impact of these tax rate reductions on transactions in prior years for which future taxes will be paid.

•
In the second quarter of 2006, the Government of Canada and the governments of the provinces of Alberta, Saskatchewan and Manitoba introduced legislation to reduce corporate income tax rates over a period of several years. We recorded a future income tax benefit of $176.0 million to reflect the positive impact of these tax rate reductions on transactions in prior years for which future taxes will be paid.

LINES OF BUSINESS
Volumes

	For the three months		For the six months
Volumes	ended June 30		ended June 30
(unaudited)	2007	2006	2007	2006
Carloads (in thousands)
Grain	91.2	89.2	180.5	181.6
Coal	75.0	68.5	133.5	147.2
Sulphur and fertilizers	61.3	41.6	111.5	80.6
Forest products	29.9	33.8	60.0	71.4
Industrial and consumer products	79.2	80.9	154.9	160.6
Automotive	45.7	46.8	88.1	89.1
Intermodal	311.9	295.5	599.5	577.3

Total carloads	694.2	656.3	1,328.0	1,307.8

Revenue ton-miles (in millions)
Grain	7,309	7,048	14,793	14,522
Coal	5,834	4,735	10.417	9,789
Sulphur and fertilizers	6,106	3,858	11,090	7,313
Forest products	2,019	2,264	4,019	4,698
Industrial and consumer products	4,177	4,162	8,310	8,503
Automotive	659	746	1,284	1,349
Intermodal	7,424	7,055	14,350	13,782

Total revenue ton-miles	33,528	29,868	64,263	59,956

Changes in freight volumes generally contribute to a corresponding change in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.
Volumes in the second quarter of 2007 as measured by total carloads, increased by 37,900, or 5.8%, and total revenue ton-miles (“RTM”) increased by 3,660 million, or 12.3%, compared with the same period in 2006. Volumes in the first half of 2007 as measured by total carloads increased by 20,200, or 1.5%, and RTMs increased by 4,307 million, or 7.2%, compared with the same period in 2006.
The increases in carloads and RTMs in second-quarter 2007 were due primarily to:
•	strong global economic demand for bulk products;

•	import and export growth at the ports of Vancouver and Montreal;

•	catch up of shipments that were delayed in first-quarter 2007 due to the harsh winter operating conditions and the impact of the CN strike; and

•	the return to normal export potash shipments which were significantly depressed in first-half 2006 due to protracted global potash price negotiations.
Total carloads in the first half of 2007, while up, were affected by the sale of our Latta subdivision in the second quarter of 2006, which reduced our carloads by 22,500. RTMs in the first half of 2007 reflected a strong recovery of potash shipments, coal and intermodal growth, which was partially offset by lower RTMs in forest products, automotive and industrial and consumer products.

Revenues
Our revenues are derived primarily from transporting freight. Other revenues are generated mainly from leasing of certain assets, switching fees, land sales and income from business partnerships.
One customer comprised 11.7% of total revenues for the six months ended June 30, 2007 and 5.2% of total accounts receivable at June 30, 2007. The same customer comprised 12.1% of total revenues for the six months ended June 30, 2006 and 5.8% of total accounts receivable at June 30, 2006.

Revenues	For the three months		For the six months
(in millions)	ended June 30		ended June 30
(unaudited)	2007	2006	2007	2006
Grain	$224.0	$206.4	$443.6	$417.7
Coal	162.4	143.5	293.7	303.7
Sulphur and fertilizers	144.5	105.5	266.9	198.6
Forest products	74.3	75.8	146.3	159.2
Industrial and consumer products	158.8	150.3	310.7	298.6
Automotive	88.5	91.9	170.6	170.2
Intermodal	321.6	313.0	633.2	605.6

Total freight revenues	$1,174.1	$1,086.4	$2,265.0	$2,153.6
Other revenues	41.4	44.6	66.4	87.9

Total revenues	$1,215.5	$1,131.0	$2,331.4	$2,141.5

Freight Revenues
Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel surcharges billed to our customers. Freight revenues were $1,174.1 million in the second quarter of 2007, an increase of $87.7 million, or 8.1%, from second-quarter 2006. Freight revenues were $2,265.0 million in the first half of 2007, an increase of $111.4 million, or 5.2%, from the same period in 2006.
Freight revenues in the second quarter and first six months of 2007, compared with the same periods of 2006, increased mainly due to higher volumes, strong growth in bulk products and intermodal shipments and a catch up of delayed shipments from first-quarter 2007. These increases were partially offset by a decrease in coal freight rates.
Grain
Grain revenues for the second quarter of 2007 were $224.0 million, an increase of $17.6 million, or 8.5%, from $206.4 million for the same period of 2006. Grain revenues for the first six months of 2007 were $443.6 million, an increase of $25.9 million, or 6.2%, from $417.7 million for the same period of 2006. The increase was due to:
•	a large carryover from the first half of the 2005/06 crop year;

•	catch up of delayed shipments from first-quarter 2007 as a result of harsh winter operating conditions in our western network;

•	strong exports; and

•	higher freight rates.
Coal
Coal revenues in second-quarter 2007 were $162.4 million, an increase of $18.9 million, or 13.2%, from $143.5 million for the same period of 2006. Coal revenues for the first six months of 2007 were $293.7 million, a decrease of $10.0 million, or 3.3%, from $303.7 million for the first half of 2006. The increase in the second quarter of 2007 reflected catch up of delayed shipments to the Port of Vancouver caused by poor weather conditions in western Canada in the first quarter of 2007 partially offset by a decrease in freight rates. The decline in coal revenues in the first half of 2007 was due to a reduction in our coal volumes in the U.S., primarily due to the sale of the Latta subdivision in second-quarter 2006, and delayed shipments to the Port of Vancouver caused by poor weather conditions in western Canada.
Sulphur and Fertilizers
Sulphur and fertilizers revenues were $144.5 million in the second quarter of 2007, an increase of $39.0 million, or 37.0%, from $105.5 million for the same period of 2006. Revenues for the first half of 2007 were $266.9 million, an increase of $68.3 million, or 34.4%, from $198.6 million for the same six months of 2006. These increases were the result of the return to normal export potash shipments which were significantly depressed in first-half 2006 due to protracted global potash price negotiations and an increase in demand due to the growth in bio fuels.
Forest Products
Forest products revenues for second-quarter 2007 were $74.3 million, a decrease of $1.5 million, or 2.0%, from $75.8 million in second-quarter 2006. Revenues for the first six months of 2007 were $146.3 million, a decrease of $12.9 million, or 8.1%, from $159.2 million for the same period of 2006. The decrease was a result of continued soft demand for lumber and panel products caused by a decrease in U.S. and Canadian housing starts, as well as difficult market conditions for our forest product customers due to softwood lumber trade negotiations which have led to reduced volumes and extended plant shut downs. The decrease was partially offset by price increases which lessened the impact from the volume decline.
Industrial and Consumer Products
Industrial and consumer products revenues for the second quarter of 2007 were $158.8 million, an increase of $8.5 million, or 5.7%, from $150.3 million in the same period of 2006. Revenues for the first six months of 2007 were $310.7 million, an increase of $12.1 million, or 4.1%, from $298.6 million for the same period of 2006. The increase was due to increased freight rates and growth in the chemical and energy portfolio.
Automotive
Automotive revenues for second-quarter 2007 were $88.5 million, a decrease of $3.4 million, or 3.7%, from $91.9 million in second-quarter 2006. Revenues for the first half of 2007 were $170.6 million, an increase of $0.4 million, or 0.2%, from $170.2 million for the same period of 2006. The decrease in second-quarter 2007, compared with the same period of 2006, was due primarily to declining domestic automotive volumes, which were partially offset by import growth.
Intermodal
Intermodal revenues for the second quarter of 2007 were $321.6 million, an increase of $8.6 million, or 2.7%, from $313.0 million in second-quarter 2006. Revenues for the first six months of 2007 were $633.2 million, an increase of $27.6 million, or 4.6%, from $605.6 million for the first half of 2006. The increase in intermodal revenues was largely due to higher freight rates and the strong growth of import and export container shipments from the ports of Vancouver, Montreal and Philadelphia.
Other Revenues
Other revenues for the second quarter of 2007 were $41.4 million, a decrease of $3.2 million from $44.6 million for second-quarter 2006. Other revenues for the first six months of 2007 were $66.4 million, a decrease of $21.5 million from $87.9 million for the same period of 2006. Other revenues decreased in the second quarter and first half of 2007, compared with the same periods in 2006, due primarily to a gain of approximately $17 million realized from the sale of our Latta subdivision in second-quarter 2006 and the sale of a property to a university in Montreal in first-quarter 2006. This was partially offset by higher revenue from land sales in second-quarter 2007.
Freight Revenue per Carload

	For the three months		For the six months ended
Freight revenue per carload	ended June 30		June 30
($) (unaudited)	2007	2006	2007	2006
Total freight revenue per carload	$1,691	$1,655	$1,706	$1,647

Grain	2,456	2,314	2,458	2,300
Coal	2,165	2,095	2,200	2,063
Sulphur and fertilizers	2,357	2,536	2,394	2,464
Forest products	2,485	2,243	2,438	2,230
Industrial and consumer products	2,005	1,858	2,006	1,859
Automotive	1,937	1,964	1,936	1,910
Intermodal	1,031	1,059	1,056	1,049

Total freight revenue per carload increased $36, or 2.2%, in the second quarter of 2007 and $59, or 3.6%, in the first half of 2007, compared with the same periods of 2006. These increases were due to higher freight rates, the impact of the sale of our Latta subdivision and changes in traffic mix.

PERFORMANCE INDICATORS
The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in the Glossary of Terms at the end of this MD&A.

	For the three months		For the six months
Performance indicators	ended June 30		ended June 30
(unaudited)	2007	2006	2007	2006
Safety indicators
FRA personal injuries per 200,000 employee-hours	2.0	1.7	1.9	1.9
FRA train accidents per million train-miles	1.8	2.1	1.9	1.6
Efficiency and other indicators
Gross ton-miles (“GTM”) of freight (millions)	64,481	58,099	122,041	115,113
Car miles per car day	147.5	134.0	141.0	133.1
U.S. gallons of locomotive fuel consumed per 1,000 GTMs — freight and yard	1.19	1.19	1.22	1.22
Terminal dwell (hours)	21.7	20.2	22.8	20.7
Average train speed (miles per hour)	23.5	25.0	23.3	25.1
Number of active employees — end of period	15,720	16,504	15,720	16,504
Freight revenue per RTM (cents)	3.50	3.64	3.52	3.59

Safety Indicators
Safety is a key priority for our management and Board of Directors. Our two main safety indicators — personal injuries and train accidents — follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.
The FRA personal injury rate per 200,000 employee-hours was 2.0 in the second quarter of 2007, compared with 1.7 in the same period of 2006. The rate remained unchanged at 1.9 for the first six months of 2007, compared with the same period of 2006.
The FRA train accident rate was 1.8 accidents per million train-miles for the second quarter and 1.9 for the first six months of 2007, compared with 2.1 and 1.6, respectively, in the same periods of 2006.
Efficiency and Other Indicators
Efficiency and other indicators were adversely impacted by harsh winter operating conditions as well as the CN strike which caused a slowing of transit times for CP traffic that originated from, or terminated at, CN-served facilities. The 26-day strike by CP’s maintenance of way employees in Canada during the second quarter of 2007 (“CP strike”) did not materially impact CP’s operations, reflecting a system-wide contingency plan which had been implemented. Despite these challenges, CP had an increase in freight volumes in the second quarter and the first six months of 2007, compared with the same period of 2006.
•
GTMs increased 11.0% in second-quarter 2007 and 6.0% in the first six months of 2007, compared with the same periods in 2006, mainly due to higher potash and coal volumes. Fluctuations in GTMs normally drive fluctuations in certain variable costs, such as fuel and crew costs.

•
Car miles per car day increased 10.1% in second-quarter 2007 and 5.9% in the first six months of 2007, compared with the same periods in 2006, as higher level of demand was handled with a smaller fleet size. Improved car ordering and pipeline management processes, IOP improvements and tighter fleet sizing were the key drivers.

•
U.S. gallons of locomotive fuel consumed per 1,000 GTMs in both freight and yard activity stayed constant at 1.19 in the second quarter of 2007 and 1.22 in the first half of 2007, compared with the same periods in 2006. The impact of harsh winter conditions was partially offset by utilization of fuel-efficient AC locomotives, execution of our IOP and fuel-conservation efforts.

•
Terminal dwell, the average time a freight car resides in a terminal, increased 7.4% in the second quarter of 2007 and 10.1% in the first half of 2007, compared with the same periods in 2006, due primarily to weather-related issues.

•
Average train speed decreased 6.0% in the second quarter of 2007 and 7.2% in the first half of 2006, compared with the same period in 2006. Network disruptions, primarily related to weather events, resulted in trains being held until such time as the lines could be cleared, which negatively impacted train speed.

•
The number of active employees at June 30, 2007 decreased by 784, or 4.8% compared with the number at June 30, 2006. The decrease was due mainly to the strike by the Canadian track maintenance employees in second-quarter 2007 (discussed further in the sections “Quarterly Financial Data” and “Future Trends, Commitments and Risks”) and job reductions made under restructuring initiatives, partially offset by addition of employees required to handle higher traffic volumes. The job reductions targeted by the restructuring initiatives were achieved in the third quarter of 2006 (discussed in the section “Future Trends, Commitments and Risks” under the sub-heading “Restructuring”). Approximately 10% of employees were assigned to capital projects in June 2007, down from 13% in June 2006. This reduction was mostly due to the curtailment of capital project work during the CP strike.

•
Freight revenue per RTM decreased by 3.8% in the second quarter of 2007 and 1.9% in the first six months of 2007, compared with the same periods of 2006. The decreases were the result of significant changes to our overall mix caused by growth in RTMs of over 50% for sulphur and fertilizers, as well as growth in other longer haul traffic.

OPERATING EXPENSES, BEFORE OTHER SPECIFIED ITEMS

Operating expenses	For the three months ended June 30				For the six months ended June 30
(in millions)	2007		2006		2007		2006
(unaudited)	Expense	% of revenue	Expense	% of revenue	Expense	% of revenue	Expense	% of revenue
Compensation and benefits(1)	$329.8	27.1	$320.8	28.4	$662.3	28.4	$673.0	30.0
Fuel	193.7	16.0	160.1	14.2	364.9	15.7	318.0	14.2
Materials	55.6	4.6	54.5	4.8	118.0	5.1	112.1	5.0
Equipment rents	57.3	4.7	44.4	3.9	112.8	4.8	89.0	4.0
Depreciation and amortization	119.1	9.8	117.8	10.4	237.7	10.2	232.6	10.4
Purchased services and other	152.3	12.5	150.8	13.3	298.7	12.8	307.4	13.7

Total	$907.8	74.7	$848.4	75.0	$1,794.4	77.0	$1,732.1	77.3

(1)
Certain comparative period figures have been restated to reflect the retroactive application of a new accounting standard adopted in 2006 related to stock-based compensation for employees eligible to retire before the vesting date of stock-based awards.

Operating expenses were $907.8 million in the second quarter of 2007, up $59.4 million from $848.4 million in the same period of 2006. Operating expenses were $1,794.4 million in the first six months of 2007, an increase of $62.3 million from $1,732.1 million in the same period of 2006.
Operating expenses in both the second quarter and first half of 2007, compared with the same periods of 2006, increased primarily due to:
•	higher fuel prices driven by higher refining charges;

•	increased equipment rent expense;

•	increased expenses due to higher volumes;

•	higher costs due to harsh weather-related operating conditions; and

•
one-time costs associated with the 26-day strike by Canadian track maintenance employees (discussed further in the section “Future Trends, Commitments and Risks” under the sub-heading “Labour Relations”).

The increases in operating expenses were partially offset by:
•	improved operating efficiencies;

•	lower pension expenses;

•	lower crude oil prices; and

•	reduced costs as a result of restructuring initiatives (discussed in the section “Future Trends, Commitments and Risks” under the sub-heading “Restructuring”).
The strengthening of the Canadian dollar in the second quarter of 2007 had a positive impact of $5 million on operating expenses.
Compensation and Benefits
Compensation and benefits expense was $329.8 million in second-quarter 2007, an increase of $9.0 million from $320.8 million in the same period of 2006. The expense was $662.3 in the first six months of 2007, a decrease of $10.7 million from $673.0 million in the same period of 2006. The increase in second-quarter 2007 was primarily due to higher volumes and the negative impact of inflation, which were partially offset by improved operational efficiencies and lower pension expenses.
The year-to-date decrease was primarily due to:
•
lower employee incentive compensation costs due largely to the beneficial effect of our Total Return Swap (“TRS”) (discussed further in the section “Financial Instruments” under the sub-heading “Stock-based Compensation Expense Management”);

•	improved operational efficiencies; and

•	lower pension expenses.
These decreases were partially offset by higher volumes and the negative impact of inflation.
Fuel
Fuel expense was $193.7 million in the second quarter of 2007, an increase of $33.6 million from $160.1 million in second-quarter 2006. The expense was $364.9 million in the first six months of 2007, an increase of $46.9 million from $318.0 million in the same period of 2006. These increases were due primarily to:
•	higher refining charges;

•	increased volumes in second-quarter 2007; and

•	reduced benefits from our hedge program.
These increases were partially offset by lower crude oil prices.
Materials
Materials expense was $55.6 million in the second quarter of 2007, an increase of $1.1 million from $54.5 million in the same period of 2006. The expense was $118.0 million in the first six months of 2007, an increase of $5.9 million from $112.1 million in the same period of 2006. The increase in the first six months of 2007 was due mainly to the higher cost of materials for freight car repairs, primarily driven by price increases of replacement wheel sets and increase in the number of wheel sets replaced as a result of the harsh weather related operating conditions, as well as increased locomotive repair costs reflecting higher volumes in second-quarter 2007. These increases were partially offset by a favourable pricing arrangements for wheels in second-quarter 2007.
Equipment Rents
Equipment rents expense was $57.3 million in second-quarter 2007, an increase of $12.9 million from $44.4 million in the second quarter of 2006. The expense was $112.8 million in the first half of 2007, an increase of $23.8 million from $89.0 million in the same period of 2006. The increase in second-quarter 2007 was due to reductions in receipts for the use of our railcars from other railways and customers and higher locomotive rental charges reflecting increased volume. The year-to-date increase was due mainly to:
•	higher lease rates paid to equipment leasing companies;

•	reductions in receipts for the use of our railcars from other railways and customers and higher locomotive rental charges reflecting increased volume;

•	payments to the Canadian Wheat Board for the use of their cars in regulated grain movements effective August 1, 2006; and

•	additional locomotives and freight cars required to operate in harsh weather-related operating conditions;
Depreciation and Amortization
Depreciation and amortization expense was $119.1 million in the second quarter of 2007, an increase of $1.3 million from $117.8 million in the same period of 2006. The expense was $237.7 million in the first six months of 2007, an increase of $5.1 million from $232.6 million in the same period of 2006. The increase was due largely to additions to capital assets for track and locomotives, which was partially offset by asset retirements and depreciation rate revisions implemented in second-quarter 2007.
Purchased Services and Other
Purchased services and other expense was $152.3 million in the second quarter of 2007, an increase of $1.5 million from $150.8 million in the same period of 2006. The expense was $298.7 million in the first six months of 2007, a decrease of $8.7 million from $307.4 million in the same period of 2006. The increase in the second quarter of 2007 was due mainly to one-time CP strike-related expenses, which were partially offset by lower casualty expenses. The year-to-date decrease was due largely to reduced casualty expenses and transaction costs associated with a donation of CP land made to a non-profit organization in first-quarter 2006. The year-to-date decrease was partially offset by one-time CP strike-related expense in second-quarter 2007.
OTHER INCOME STATEMENT ITEMS
Other Charges
Other charges were $8.2 million in the second quarter of 2007, an increase of $0.5 million from $7.7 million in the same period of 2006 and were $13.0 million in the first half of 2007, a decrease of $1.5 million from $14.5 million in the same period of 2006. The increase in second-quarter 2007, compared with the same period in 2006, was due mainly to lower realized gains on non-hedge derivative instruments in second-quarter 2007. The decrease in the first six months of 2007, compared to the same period in 2006, was due mainly to the positive impact of the change in Foreign Exchange on working capital balances in 2007.
Interest Expense
Interest expense was $49.2 million in the second quarter of 2007, an increase of $0.6 million from $48.6 million in the same period of 2006. The expense was $96.0 million in the first six months of 2007, an increase of $0.1 million from $95.9 million in the first six months of 2006. Interest expense increased largely due to the issuance of new debt in May 2007 in the amount of US$450 million for the purchase of CP shares (discussed further in the “Balance Sheet” section under the sub-heading “Share Capital”) and the use of short term borrowing facilities. The increase was partially offset by the repayment of a $143.0 million secured equipment loan in February 2007 and higher interest income generated from higher cash balances.
Income Taxes
Income tax expense was $82.2 million in the second quarter of 2007, whereas there was a benefit for income taxes of $99.1 million in the same period of 2006. The expense in the first six months of 2007 was $139.9 million, compared with an income tax benefit of $41.6 million in the same period of 2006. The increase was mainly due to a lower future income tax benefit of $17.1 million recorded in the second quarter of 2007 resulting from 2007 tax rate changes implemented by the Canadian Federal governments, compared with the impact of tax rate changes of $176.0 million implemented by the Canadian Federal and Provincial governments announced in 2006 for the same period in 2006.
The effective income tax expense rate for second-quarter 2007 was 24.3% and 26.6% for the first half of 2007, compared with an income tax benefit rate of 35.5% and 9.4% for the same periods in 2006, respectively. The normalized rates (income tax rate based on income adjusted for FX on LTD and other specified items) was 30.2% for second-quarter 2007 and 30.5% for the first half of 2007, compared with 29.0% and 30.6% for the same periods in 2006, respectively. The change in the normalized tax rates was mainly due to the difference in timing of transactions and tax initiatives compared to the previous year.
We expect a normalized 2007 income tax rate of between 30% and 32%.
In recent years, we have utilized non-capital tax loss carryforwards to offset current taxable income. We anticipate that these non-capital tax loss carryforwards will be exhausted during 2007 and we will have an increase in our cash tax payments in future years.
Beginning in the fourth quarter of 2005, certain capital losses were no longer available to offset capital gains arising from FX on LTD and other capital transactions. Following a review of impending transactions during third-quarter 2005, we concluded that our remaining unrecognized capital loss carryforwards for tax would more than likely be utilized. Consequently, we recorded a future tax asset for all previously unrecognized capital loss carryforwards. As a result, any future capital gains recorded, including FX on LTD, will be taxable, where historically they had resulted in no net tax expense. A reclassification moves previously recognized capital losses that historically were allocated to unrealized FX on LTD gains and includes them in the calculation of income tax for other realized capital transactions, which are included in income tax expense before income tax on FX on LTD. With the reclassification, the tax benefit of these losses is matched to the transactions that utilize them. As a result of this review, the income tax associated with FX on LTD, which is a non-GAAP measure, increased by $1.9 million in second-quarter 2007 and increased by $2.3 million year to date (second-quarter 2006 decreased by $1.1 million and first half of 2006 increased by $1.3 million). The income tax expense, before income tax on FX on LTD, which is a non-GAAP measure (discussed further in the section “Non-GAAP Earnings”), was reduced in second-quarter 2007 by the same amount.
QUARTERLY FINANCIAL DATA

Quarterly Financial Data	For the quarter ended
(in millions, except per share data)	2007			2006			2005
(unaudited)	Jun. 30	Mar. 31	Dec. 31	Sept. 30(2)	Jun. 30(2)	Mar. 31(2)	Dec. 31(2)	Sept. 30(2)
Total revenue	$1,215.5	$1,115.9	$1,190.4	$1,151.3	$1,131.0	$1,110.5	$1,166.9	$1,104.7
Operating income	307.7	229.3	320.1	299.1	282.6	226.8	260.0	283.2
Net income	256.7	128.6	145.6	163.8	378.1	108.8	137.1	203.8
Operating income, before other specified items(1)	307.7	229.3	320.1	299.1	282.6	226.8	304.2	249.3
Income, before FX on LTD and other specified items(1)	174.8	122.6	181.0	169.7	160.7	116.1	170.5	135.1

Basic earnings per share	$1.66	$0.83	$0.93	$1.05	$2.39	$0.69	$0.87	$1.29
Diluted earnings per share	1.64	0.82	0.92	1.04	2.37	0.68	0.86	1.27
Diluted earnings per share, before FX on LTD and other specified items(1)	1.12	0.78	1.15	1.07	1.00	0.72	1.07	0.84

(1)
These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the section “Non-GAAP Earnings”. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in the section “Non-GAAP Earnings”. This information is in Canadian dollars.

(2)
Certain comparative period figures have been restated to reflect the retroactive application of a new accounting standard adopted in 2006 related to stock-based compensation for employees eligible to retire before the vesting date of stock-based awards.

Quarterly Trends
Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.
The CP strike in the second quarter of 2007 (discussed further in the section “Future Trends, Commitments and Risks” under the sub-heading “Labour Relations”) did not materially impact CP’s operations other than to delay the timing of certain capital programs.
Mild weather in the first quarter of 2006 helped to reduce the negative impact of winter conditions on both revenues and expenses. Protracted global trade negotiations delayed the shipment of potash volumes until early in the third quarter of 2006.
CHANGES IN ACCOUNTING POLICY
2007 Accounting Changes
Financial instruments, hedging and comprehensive income
On January 1, 2007, the Company adopted the following accounting standards: Section 3855 “Financial Instruments — Recognition and Measurement”, Section 3861 “Financial Instruments — Disclosure and Presentation”, Section 3865 “Hedges” and Section 1530 “Comprehensive Income”. These sections require certain financial instruments and hedge positions to be recorded at their fair value. They also introduce the concept of comprehensive income and accumulated other comprehensive income. Adoption of these standards was on a prospective basis without retroactive restatement of prior periods, except for the restatement of equity balances to reflect the reclassification of foreign currency translation adjustments to Accumulated Other Comprehensive Income.
The impact of the adoption of these standards on January 1, 2007 was an increase in net assets of $18.0 million, a reduction in “Foreign currency translation adjustments” of $66.4 million, an increase in “Retained earnings” of $4.0 million, and the recognition of “Accumulated other comprehensive income” of $80.4 million.
The fair value of hedging instruments at January 1, 2007 was $31.7 million reflected in “Other assets and deferred charges” and “Accounts receivable and other current assets” and $4.8 million reflected in “Deferred liabilities” and “Accounts payable and accrued liabilities”. The inclusion of transaction costs within “Long-term debt” at amortized cost reduced “Long-term debt” by $33.4 million with an associated reduction in “Other assets and deferred charges” of $26.9 million. Deferred gains and losses on previously settled hedges were reclassified to “Accumulated other comprehensive income” and “Retained earnings” with a resultant decrease in “Other assets and deferred charges” of $4.8 million. The recognition of certain other financial instruments at fair value or amortized cost resulted in reductions in “Long-term debt” of $2.8 million, “Investments” of $1.5 million and “Other assets and deferred charges” of $0.4 million. The adoption of these standards increased the liability for “Future income taxes” by $11.6 million. Accumulated other comprehensive income is comprised of foreign currency gains and losses on the net investment in self-sustaining foreign subsidiaries, foreign currency gains and losses related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, effective portions of gains and losses resulting from changes in the fair value of cash flow hedging instruments, and the reclassification of cumulative foreign currency translation adjustments. The adjustment to opening retained earnings reflects the change in measurement basis, from original cost to fair value or amortized cost, of certain financial assets, financial liabilities, transaction costs associated with the Company’s long-term debt and previously deferred gains and losses on derivative instruments that were settled in prior years and which, had they currently existed, did not meet the criteria for hedge accounting under Accounting Standard Section 3865. The amounts recorded on the adoption of these standards differed from the estimated amounts disclosed in Note 3 to the 2006 annual financial statement as a result of the refinement of certain estimates used at the year end.
Future accounting changes
The CICA has issued the following accounting standards which will be effective for the Company from January 1, 2008: Section 3862 “Financial Instruments — Disclosures”, Section 1535 “Capital Disclosures” and Section 3031 “Inventories”.
Section 3862 “Financial Instruments — Disclosures” and Section 1535 “Capital Disclosures” will require the Company to provide additional disclosures relating to its financial instruments, including hedging instruments, and about the Company’s capital. It is not anticipated that the adoption of these new accounting standards will impact the amounts reported in the Company’s financial statements as they primarily relate to disclosure.
Section 3031 “Inventories” will provide guidance on the method of determining the cost of CP’s materials and supplies. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. CP currently reflects materials and supplies at the lower of cost and replacement value. The standard requires the reversal of previous write downs to realizable value when there is clear evidence that net realizable value has increased. Additional disclosures are also required. It is not anticipated that the adoption of Section 3031 “Inventories” will have a material impact on CP’s financial statements.

Adoption of the new accounting standard may be made on either a prospective basis or retroactively with restatement of prior periods.
LIQUIDITY AND CAPITAL RESOURCES
We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in the section “Contractual Commitments” and in the section “Future Trends, Commitments and Risks” under the sub-heading “Financial Commitments”. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.
Operating Activities
Cash provided by operating activities was $364.5 million in the second quarter of 2007, an increase of $82.1 million from $282.4 million in the same period of 2006. Cash provided by operating activities was $592.2 million in the first six months of 2007, an increase of $135.5 million from $456.7 million in the same period of 2006. The increase in cash provided by operating activities was mainly due to higher net cash generated through improved working capital and lower restructuring payments.
There are no specific or unusual requirements relating to our working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPRL.
Investing Activities
Cash used in investing activities was $170.2 million in the second quarter of 2007, an increase of $5.2 million from $165.0 million in the same period of 2006. Cash used in investing activities was $365.8 million in the first half of 2007, a decrease of $6.3 million from $372.1 million in the same period of 2006. Cash used in investing activities was flat year over year as a reduction in cash used to purchase other assets, such as freight cars held for sale, was largely offset by lower proceeds from disposal of transportation properties.
Capital spending in 2007 is projected to be between $885 million and $895 million. Our 2007 capital spending outlook reflects a steady level of investment in basic right-of-way and asset renewal to help maintain the reliability and safety of our infrastructure. Our capital spending outlook assumes increases in land acquisitions and rail capacity improvements for future development in strategic locations across the network, locomotive acquisitions and upgrades to increase our fuel-efficient hauling capacity, investments in information technology to improve the systems that manage railway operations and customer shipments, and investments planned to increase capacity in automotive and intermodal terminals to support continued market growth. Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see the “Forward-Looking Information” section for a discussion of these assumptions and other factors affecting our expectations for 2007).
We intend to finance capital expenditures with cash from operations but may partially finance these expenditures with new debt, if deemed advisable. Our decision whether to acquire equipment through the use of capital and debt or through operating leases will be influenced by such factors as the need to keep our capital structure within debt covenants and to maintain a net-debt to net-debt-plus-equity ratio (discussed below under the sub-heading “Financing Activities”) that would preserve our investment grade standing, as well as the amount of cash flow we believe can be generated from operations and the prevailing interest rate environment.
Financing Activities
Cash provided by financing activities was $172.2 million in the second quarter of 2007, an increase of $292.8 million, compared with cash used in financing activities of $120.6 million in the same period of 2006. Cash provided by financing activities was $41.4 million in the first half of 2007, an increase of $203.5 million, compared with cash used in financing activities of $162.1 million in the same period of 2006. These increases in cash provided by financing activities was due to the issuance of US$450 million of 5.95% 30-year notes for net proceeds of $485.1 million. This increase was partially offset by the repayment of two debt instruments, a $143.0 million secured equipment loan and a $19 million obligation under capital lease, and increased purchases of CP shares (discussed further in the section “Balance Sheet” under the sub-heading “Share Capital”).
We have available, as sources of financing, unused credit facilities of up to $522 million, as well as an uncommitted amount of US$15 million. Our unsecured long-term debt securities are rated “Baa2”, “BBB” and “BBB(high)” by Moody’s Investors Service, Inc., Standard and Poor’s Corporation and Dominion Bond Rating Service, respectively.
CP filed a US$1.5 billion base shelf prospectus in May 2007 and a CAD$1.5 billion medium term notes prospectus in June 2007 to provide the financial flexibility to offer debt securities for sale. This allowed CP to issue US$450 million of 5.95% 30-year notes in May 2007 under the US-dollar base shelf prospectus to repay an outstanding balance on a revolving credit facility, provide funding to finance the repurchase of CP shares through normal course issuer bids (discussed further in the section “Balance Sheet” under the sub-heading “Share Capital”) and for general corporate purposes.

At June 30, 2007, our net-debt to net-debt-plus-equity ratio improved to 35.0%, compared with 37.7% at June 30, 2006. The improvement was due primarily to an increase in equity driven by earnings and the impact of the strengthening of the Canadian dollar, partially offset by the Company’s share purchase program which reduced equity. Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This sum is divided by total net debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.

Calculation of free cash	For the three months		For the six months ended
(reconciliation of free cash to GAAP cash position)	ended June 30		June 30
(in millions) (unaudited)	2007	2006	2007	2006
Cash provided by operating activities	$364.5	$282.4	$592.2	$456.7
Cash used in investing activities	(170.2)	(165.0)	(365.8)	(372.1)
Dividends paid on Common Shares	(34.7)	(29.8)	(63.8)	(53.5)

Free cash(1)	159.6	87.6	162.6	31.1
Cash provided by (used in) financing activities, excluding dividend payment	206.9	(90.8)	105.2	(108.6)

Increase (decrease) in cash, as shown on the Statement of Consolidated Cash Flows	366.5	(3.2)	267.8	(77.5)
Net cash at beginning of period	25.6	47.5	124.3	121.8

Net cash at end of period	$392.1	$44.3	$392.1	$44.3

(1)
Free cash has no standardized meanings prescribed by Canadian GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. Free cash is discussed further in this section and in the “Non-GAAP Earnings” section.

Free Cash
Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends.
We generated positive free cash of $159.6 million in the second quarter of 2007 compared with positive free cash of $87.6 million in the same period of 2006. We generated a positive free cash of $162.6 million in the first six months of 2007, compared with positive free cash of $31.1 million in the same period of 2006. The improvement in 2007 was due largely to the increase in cash generated by operating activities (as discussed in this section under the sub-heading “Operating Activities”) and lower spending on the purchase of freight cars that were being held for sale, partially offset by a higher dividend payment and lower proceeds from disposal of transportation properties.
We expect to generate a higher amount of free cash in 2007, compared with 2006, achieved mainly through the generation of higher cash from operating activities, partially offset by increased capital spending and dividend payments and lower proceeds from disposal of transportation properties. Our free cash outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see the section “Forward-Looking Information” for a discussion of these assumptions and other factors affecting our expectations for 2007). Our free cash outlook relies on the assumptions established for earnings and capital expenditures, which are discussed under the sub-heading “Revenues” in the section “Lines of Business”, and in the sections “Operating Expenses”, “Liquidity and Capital Resources” and “Other Income Statement Items”.
BALANCE SHEET
Assets
Assets totalled $11,688.7 million at June 30, 2007, compared with $11,415.9 million at December 31, 2006. The increase in assets was mainly due to an increase in cash as funds were received from the issuance of new debt in the second quarter of 2007.
Total Liabilities
Our combined short-term and long-term liabilities were $6,710.2 million at June 30, 2007, compared with $6,559.4 million at December 31, 2006. The increase in total liabilities was due mainly to an increase in future income tax liability and an increase in long-term debt resulting from the issuance of US$450 million of 5.95% 30-year notes in second-quarter 2007 (net proceeds of $485.1 million). The notes are unsecured, however, they carry a negative pledge. These increases were partially offset by the repayment of a $143.0 million secured equipment loan in the first quarter of 2007 and foreign exchange gains on long-term debt.

Accumulated Other Comprehensive Income
Effective January 1, 2007, new accounting standards were introduced affecting how CP accounts for certain unrealized gains and losses by creating a new category of equity called “Accumulated other comprehensive income” (“AOCI”). Amounts previously reported as “Foreign currency translation adjustment” were reclassified to AOCI retroactively. Unrealized gains and losses on hedges net of related future income taxes were transferred to AOCI prospectively (discussed further in the section “Changes in Accounting Policy”).
Equity
At June 30, 2007, our Consolidated Balance Sheet reflected $4,978.5 million in equity, compared with an equity balance of $4,856.5 million at December 31, 2006. The increase was due primarily to growth in retained income driven by net income and the issuance of Common Shares for stock options exercised. The increase was partially offset by shares repurchased under normal course issuer bids and dividends.
Share Capital
At June 30, 2007, 153,163,703 Common Shares and no Preferred Shares were issued and outstanding.
At June 30, 2007, 7.2 million options were outstanding under our Management Stock Option Incentive Plan and Directors’ Stock Option Plan, and 3.5 million Common Shares have been reserved for issuance of future options. Each option granted can be exercised for one Common Share.
We believe the Company’s purchase of its own Common Shares for cancellation is an attractive and appropriate use of corporate funds. Purchases are typically made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The prices that we pay for any shares will be the market price at the time of purchase.
On June 1, 2006, we completed the filings for a normal course issuer bid (the “2006 NCIB”) to enable us, during June 6, 2006 to June 5, 2007, to purchase for cancellation up to 3,936,000, or 2.5% of our 158,321,252 Common Shares outstanding as of May 31, 2006. The filing was necessary to effect the repurchase of up to 5,500,000 Common Shares in the calendar year 2006, as authorized by our Board of Directors on February 21, 2006 (representing 3.5% of our Common Shares outstanding as of December 31, 2005). Of the 3,936,000 shares authorized under the 2006 NCIB, 3,435,992 shares were purchased in 2006 at an average price per share of $56.66 and 249,990 shares were purchased in 2007 at an average price per share of $64.11.
On March 1, 2007, we announced our intention, subject to regulatory approval, to purchase up to 5,500,000 shares during 2007, by way of normal course issuer bid purchases or private agreement purchases. On March 26, 2007, we completed the filings for a normal course issuer bid (the “2007 NCIB”) to enable us, during March 28, 2007 to March 27, 2008, to purchase for cancellation up to 4,975,000, or 3.2% of our 155,534,263 Common Shares outstanding as of March 15, 2007.
On April 24, 2007, we received approval from our Board of Directors, subject to regulatory approval, to amend our existing 2007 NCIB to permit the purchase for cancellation of up to 15,500,000 of our outstanding Common shares during 2007 and, if not completed in 2007, in 2008. This represents approximately 10% of the public float of our Common Shares outstanding at March 15, 2007. On April 27, 2007, our 2007 NCIB was amended to increase the number of shares CP may purchase. The increase allows CP to purchase up to 15,250,010 of its common shares during the 12-month period ending March 27, 2008. This represents approximately 9.8% of the public float of common shares outstanding on March 15, 2007, the date of CP’s previously filed notice. Of the shares authorized under the 2007 NCIB, 2,684,800 shares were purchased by June 30, 2007 at an average price per share of $73.64.
In addition to the normal course issuer bids, CP purchased 275,000 shares privately for cancellation on March 29, 2007 at an average price of $63.12 pursuant to a notice of intention to make an exempt issuer bid filed on March 23, 2007.
At June 30, 2007, a total of 3,209,790 shares have been purchased in 2007 at an average price of $71.99.
Shareholders may obtain, without charge, a copy of our Notice of Intention to Make a Normal Course Issuer Bid by writing to The Office of the Corporate Secretary, Canadian Pacific Railway Limited, Suite 920, Gulf Canada Square, 401 — 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, by telephone at (403) 319-7165 or 1-866-861-4289, by fax at (403) 319-6770, or by e-mail at Shareholder@cpr.ca.
Dividends
As announced in the first quarter of 2007, a dividend of $0.225 per share (2006 — $0.1875 per share) was paid on April 30, 2007. On May 11, 2007, our Board of Directors declared a quarterly dividend of $0.225 per share (2006 — $0.1875 per share) on the outstanding Common Shares. The dividend is payable on July 30, 2007 to holders of record at the close of business on June 29, 2007.

FINANCIAL INSTRUMENTS
From January 1, 2007, certain financial instruments, including those classified as loans and receivables, available for sale, held for trading and financial liabilities, are initially measured at fair value and subsequently measured at fair value or amortized cost. Financial instruments that will be realized within the normal operating cycle are measured at their carrying amount as this approximates fair value.
Fair Value of Non-derivative Financial Instruments
The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between willing parties. We use the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the Consolidated Balance Sheet as follows:
Loans and receivables
“Accounts receivable and other current assets”- The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.
“Investments”- Long-term receivable balances are carried at amortized cost based on an initial fair value determined using discounted cash flow analysis using observable market-based inputs.
Financial liabilities
“Accounts payable and accrued liabilities” and “short-term borrowing”- The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.
“Long-term debt”- The carrying amount of long-term debt is at amortized cost based on an initial fair value determined using the quoted market prices for the same or similar debt instruments.
Available for sale
“Investments”- Our equity investments have a carrying value that equals cost as fair value cannot be reliably established.
Held for trading
“Other assets and deferred charges” and “Deferred liabilities”- Derivative instruments that are designated as hedging instruments are measured at fair value determined using the quoted market prices for the same or similar instruments.
Derivative instruments that are not designated in hedging relationships are classified as held for trading and measured at fair value determined using quoted market prices for the same or similar instruments and changes in the fair values of such derivative instruments are recognized in net income as they arise.
“Cash and cash equivalents”- The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.
Derivative Financial Instruments
Commencing January 1, 2007 all derivative instruments are recorded on the Consolidated Balance Sheet in “Other assets and deferred charges”, “Accounts receivable and other current assets”, “Deferred liabilities”, or “Accounts payable and accrued liabilities” at their fair value. Prior to 2007, only derivative instruments that did not qualify as hedges or were not designated as hedges were carried at fair value on the Consolidated Balance Sheet in “Other assets and deferred charges” or “Deferred liabilities”. In the Statement of Consolidated Cash Flows, cash flows relating to derivative instruments designated as hedges are included in the same line as the related item.
For fair value hedges, the periodic changes in values are recognized in income, where the change in value of the hedged items is also recorded. For a cash flow hedge, the change in value of the effective portion is recognized in “Other comprehensive income”. The change in value of the effective portion of a cash flow hedge remains in “Accumulated other comprehensive income” until the related hedged item settles, at which time amounts recognized in “Accumulated other comprehensive income” are reclassified to the same income or balance sheet account as the hedged item is recorded. The ineffective portion within an effective cash flow hedge is recognized in income as it arises in the same income account as the hedged item would be recorded when realized. If the hedging relationship of a cash flow hedge becomes ineffective, previously unrealized gains and losses remain within “Accumulated other comprehensive income” until the hedged item is settled and, prospectively, future changes in value of the hedge are recognized in income. Prior to January 1, 2007, the periodic change in the fair value of an effective hedging instrument was not recognized in the financial statements.
Prior to January 1, 2007, if a derivative was not an effective hedge, its book value was adjusted to its market value each quarter and the associated gains or losses were included in “Other charges” on our Statement of Consolidated Income.
Our policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange rates and the price of fuel. We document the relationship between the hedging instruments and their associated hedged items, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on our Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly, we assess whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.
It is not our intent to use financial derivatives or commodity instruments for trading or speculative purposes.
Credit Risk
We are exposed to counterparty credit risk in the event of non-performance by counterparties. In order to mitigate this risk, limits are set by our Board of Directors for counterparty transactions and we conduct regular monitoring of the credit standing of the counterparties or their guarantors. We do not anticipate any losses with respect to counterparty credit risk.
Interest Rate Management
Interest Rate Swaps
In 2003 and 2004, we entered into fixed-to-floating interest rate swap agreements totalling US$200 million to convert a portion of our US$400-million 6.25% Notes to floating-rate debt. We pay an average floating rate that fluctuates quarterly based on LIBOR. These swaps expire in 2011 and are accounted for as a fair value hedge. Accounting for these notes at the floating interest rate increased “Interest expense” on our Statement of Consolidated Income by $0.3 million in the second quarter of 2007 (second quarter of 2006 — $0.2 million) and by $0.8 million in the first six months of 2007 (first half of 2006 — $0.1 million). At June 30, 2007, an unrealized loss, derived from the fair value of the swap, of $5.2 million was reflected in “Accounts payable and accrued liabilities” and “Deferred liabilities” on our Consolidated Balance Sheet. The fair value was calculated utilizing swap, currency and basis-spread curves from Bloomberg. From January 1, 2007, the change in fair value of the swap is reflected in “Interest expense” in the Statement of Consolidated Income. These swaps are fully effective.
Interest and Treasury Rate Locks
In the second quarter of 2007, CP entered into a bond forward totalling $350 million to fix the benchmark interest rate on certain long-term notes the company may issue in the future. Any gains or losses from this arrangement, which is accounted for as a cash flow hedge, will be amortized to income as interest is paid on the related debt. At June 30, 2007, the fair value of the bond forward was a $3.9 million loss. This unrealized loss was reflected in “Accounts payable and accrued liabilities”, with the offset, net of taxes, reflected in “Accumulated other comprehensive income” on our Consolidated Balance Sheet. The fair value of the bond forward was calculated using swap and basis spread curves from Bloomberg.
At June 30, 2007, net unamortized losses for previously settled interest and treasury rate locks of $3.6 million was reflected in “Accumulated other comprehensive income” on the Consolidated Balance Sheet. These gains and losses are being amortized to income as interest is paid on the related debt. In 2007, the amortization of these gains and losses resulted in an increase in interest expense and “Other comprehensive income” on the Statement of Consolidated Income of $1.7 million in the second quarter of 2007 and $1.6 million in the first six months of 2007. In 2006, the amortization of these net losses increased interest expense by $0.8 million in the second quarter of 2006 and $1.6 million in the first six months of 2006.
Foreign Exchange Management
Foreign Exchange Forward Contracts
From time to time we hedge a portion of our U.S. dollar-denominated freight revenues earned in Canada by selling forward U.S. dollars. At June 30, 2007, we had no forward sales of U.S. dollars outstanding (June 30, 2006 — US$12.4 million). At June 30, 2006, the unrealized gain on forward contracts as of June 30, 2006, calculated using the trading value of the U.S. dollar from the Bank of Canada, was $1.1 million. Consistent with Canadian GAAP at the time, this unrealized gain was not included in our financial statements at June 30, 2006. “Freight revenues” on our Statement of Consolidated Income did not include any gain or loss for the second quarter and the first half of 2007 as no forward hedges settled, compared with realized gains of $1.4 million in the second quarter of 2006 and $2.9 million in the first half of 2006.
Currency Forward
In June 2007, the Company entered into a deliverable currency forward derivative agreement. This derivative will lock in the amount of Canadian dollars that the Company will repay when its US$400 million 6.25% note matures in October 2011. In the second quarter of 2007, an unrealized loss, measured as fair value of this derivative instrument, of $2.0 million was included in “FX on LTD” on our Statement of Consolidated Income and “Deferred liabilities” on our Consolidated Balance Sheet. The fair value was calculated by using the forward curve from Bloomberg and discounting the future cash flow using the applicable bond yield.
Fuel Price Management
Swaps and fuel surcharges, together with fuel conservation practices, are the key elements of our program to manage the risk arising from fuel price volatility.
Crude Oil Swaps
From time to time, CP may enter into crude oil or heating oil swap contracts to help mitigate future price increases related to the purchase of fuel. As both fuel purchases and commodity swap contracts have an element of foreign exchange variability, the company may also enter into foreign exchange forward contracts to manage this element of fuel-price risk. Gains and losses on the commodity swaps coupled with gains and losses on foreign exchange forward contracts partially offset changes in the cash cost of fuel.
Commodity swap contracts and foreign exchange forward contracts are accounted for as cash flow hedges. Unrealized gains or losses related to the effective portion of these swaps are deferred in “Accumulated other comprehensive income” on the Consolidated Balance Sheet until the related fuel purchases are realized, at which time the gains and losses are recorded in income.
The fair value of commodity swaps was derived using the current market value of WTI, as quoted by independent third parties. The fair value of foreign currency forward contracts was calculated utilizing forward curves from Bloomberg. These commodity swap contracts and forward contracts settle between 2007 and 2009.
At June 30, 2007, the fair value of our commodity swaps was $21.8 million resulting in the recognition of an unrealized gain in “Accounts receivable and other current assets” and “Other assets and deferred charges” with the offset, net of tax, reflected in “Accumulated other comprehensive income” on our Consolidated Balance Sheet. During the first six months of 2007, the change in fair value of $9.9 million, before tax, resulted in a decrease to “Other comprehensive income” on our Statement of Consolidated Income.
At June 30, 2007, the fair value of the forward purchases of U.S. dollars was $3.9 million. This unrealized loss was recognized in “Accounts receivable and other current assets”, “Other assets and deferred charges” and “Deferred liabilities” with the offset, net of tax, reflected in “Accumulated other comprehensive income” on our Consolidated Balance Sheet. During the first six months of 2007, the change in fair value of $0.8 million, before tax, resulted in a decrease to “Other Comprehensive Income” on our Statement of Consolidated Income.
In the second quarter of 2007, “Fuel expense” was reduced by $4.8 million in the second quarter of 2007 (2006 — $7.7 million) as a result of $5.6 million in realized gains (2006 — $8.8 million) arising from settled swaps, partially offset by $0.8 million in realized losses (2006 — $1.1 million) arising from the settled foreign exchange forward contracts. In the first six months of 2007, “Fuel expense” was reduced by $9.4 million (2006 — $14.3 million) due to $10.5 million in realized gains (2006 — $16.4 million) arising from settled swaps, partially offset by $1.1 million in realized losses (2006 — $2.1 million) arising from settled foreign exchange forward contracts. Included in the $10.5 million realized gains on commodity swaps in the first six months of 2007 were $1.3 million in realized gains from settled derivatives that were not designated as hedges.
For every US$1.00 increase in the price of WTI, fuel expense before hedging will increase by approximately $8 million, assuming current foreign exchange rates and fuel consumption levels. At June 30, 2007 we had fuel hedges for approximately 5% of our estimated fuel purchases for the remainder of 2007, 3% in 2008 and 2% in 2009. There are no hedges in place for purchases in 2010 and forward. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and fuel surcharges.
Stock-Based Compensation Expense Management
Total Return Swap
We entered into a TRS, effective in May 2006, in order to reduce the volatility and total cost to the Company over time of two stock-based compensation programs: share appreciation rights (“SAR”) and deferred share units (“DSU”) (discussed further in the section “Future Trends, Risks and Commitments” under the sub-heading “Stock Price”). The value of the TRS derivative is linked to the market value of our stock. Unrealized gains and losses on the TRS partially offset the costs and benefits recognized in the SAR and DSU stock-based compensation programs due to fluctuations in share price during the period the TRS was in place. “Compensation and Benefits” expense on our Statement of Consolidated Income included an unrealized gain on these swaps of $16.5 million in the second quarter of 2007 (2006 — unrealized losses of $8.3 million) and $22.8 million in the first half of 2007 (2006 — unrealized losses of $8.3 million). At June 30, 2007, the unrealized gain on the TRS was included in “Other assets and deferred charges” on our Consolidated Balance Sheet.

OFF-BALANCE SHEET ARRANGEMENTS
The information on off-balance sheet arrangements disclosed in our MD&A documents for the year ended December 31, 2006 remains substantially unchanged, except as updated as follows:
Sale of Accounts Receivable
At June 30, 2007, the outstanding undivided co-ownership interest held by an unrelated trust under our accounts receivable securitization program was $120.0 million (June 2006 — $120.0 million). Losses of $1.4 million on the securitization program in second-quarter 2007 (second-quarter 2006 — losses of $1.2 million) and losses of $2.7 million in the first half of 2007 (first-half 2006 — losses of $2.3 million) were included in “Other Charges” on our Statement of Consolidated Income.
We provide a credit enhancement amount to absorb all credit losses. The trust has no recourse to the co-ownership interest in receivables that we retain, other than in respect of the credit enhancement amount. This amount was recognized as a retained interest. At June 30, 2007, the fair value of the retained interest was approximately 19% of the receivables sold, or $23 million (June 30, 2006 — fair value of approximately 19%, or $23 million) and was included in “Accounts Receivable and Other Current Assets” on our Consolidated Balance Sheet. The fair value of the retained interest approximated the carrying value as a result of the short collection cycle of the receivables and expected credit losses amounting to less than 0.05% of total receivables. Proceeds from collections reinvested in the accounts receivable securitization program were $380.7 million for the second quarter of 2007 and $757.9 first half of 2007, compared with $359.4 million for second-quarter of 2006 and $726.5 million for the first half of 2006. We have complied with all termination tests during the program.
Guarantees
We have guaranteed residual values on certain leased equipment with a maximum exposure of $387.9 million. Management estimates that we will have no net payments under these residual guarantees. We have accrued for all guarantees where performance under these guarantees is expected (discussed further in Note 15 to the Company’s unaudited Interim Consolidated Financial Statements). These accruals do not include any amounts for residual value guarantees.
CONTRACTUAL COMMITMENTS
The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

Contractual commitments	Payments due by period
at June 30, 2007			1 — 3	3 — 5	After
(in millions)	Total	< 1 year	years	years	5 years

Long-term debt	$2,842.6	$15.1	$37.1	$828.6	$1,961.8

Capital lease obligations	286.7	0.3	17.1	29.6	239.7

Operating lease obligations(1)	555.5	62.9	171.8	105.5	215.3

Supplier purchase obligations	686.2	77.2	193.9	179.7	235.4

Other long-term liabilities reflected on our Consolidated Balance Sheet (2)	866.8	77.7	211.3	170.5	407.3

Total contractual obligations	$5,237.8	$233.2	$631.2	$1,313.9	$3,059.5

(1)
Guaranteed residual values on certain leased equipment discussed in the section “Off-Balance Sheet Arrangements” under the sub-heading “Guarantees” are not included in the minimum payments shown above.

(2)
Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits and pension benefit payments for our non-registered supplemental pension plans. Projected payments for post-retirement, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2007 to 2016. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further under the sub-heading “Pension Plan Deficit” in the section “Future Trends, Commitments and Risks”.

FUTURE TRENDS, COMMITMENTS AND RISKS
Change in Executive Officers
Effective April 3, 2007, Executive Vice-President, Operations, Neal Foot retired.
On June 1, 2007, Kathryn McQuade joined CP as Executive Vice President and Chief Operating Officer.
Rail Network Capacity
Significant increases in rail traffic volumes have created capacity challenges for North American railways. In particular, a rapid surge in exports and imports has created pressure on railway systems to and from the Pacific Coast. In 2005, we completed a major expansion of our track network in western Canada between the prairies and the Port of Vancouver on the Pacific Coast. Any further expansion will be tied to ongoing market conditions and the continuation of a stable regulatory environment in

Canada. We are also maximizing our freight handling capacity by acquiring new and more powerful locomotives and replacing older freight cars with more efficient and higher-capacity freight cars.
During the first half of 2007, we announced our intention to increase our investment in infrastructure in the Alberta Industrial Heartland in order to better serve the oilsands development.
Integrated Operating Plan
We manage scheduled operations through our IOP. The key principles upon which our IOP is built include moving freight cars across the network with as few handlings as possible, creating balance in the directional flow of trains in our corridors by day of week, and minimizing the time that locomotives and freight cars are idle. During the first half of 2007, execution of our IOP generated productivity and efficiency improvements that reduced expenses in key areas, while improving service reliability to support rate increases and grow market share. Areas of expense reduction included labour, purchased services and equipment costs.
Canadian Government Covered Hopper Car Fleet
CP transports grain throughout North America in covered hopper cars. The overall covered hopper fleet consists of owned, leased and managed freight cars. The managed segment consists of cars provided by Canadian federal and provincial governments for the purpose of transporting regulated grain. In 2006, the Canadian Federal government announced its intention to retain ownership of its cars and negotiate new operating agreements with CP and CN. The new operating agreement with CP is effective July 1, 2007 and sets out the terms and operating conditions governing the 6,300 Federal covered hopper cars allocated to CP.
Agreements
During the second quarter of 2007, CP negotiated two new partnership agreements for the management of the railway’s information technology application development and support. The agreements represent a corporate outsourcing initiative and are intended to improve CP’s information technology cost structure while providing capability and quality enhancement.
Stock Price
The market value of our Common Shares increased $8.62 per share on the Toronto Stock Exchange in the second quarter of 2007 (from $64.95 to $73.57) and increased $12.17 per share in the first six months of 2007 (from $61.40 to $73.57). The market value of our Common Shares decreased $1.35 per share on the Toronto Stock Exchange in the second quarter of 2006 (from $58.26 to $56.91) and increased $8.20 per share in the first six months of 2006 (from $48.71 to $56.91). These changes in share price caused corresponding increases in the value of our outstanding SARs and DSUs in both years. Effective the second quarter of 2006, we put in place a TRS (discussed under the sub-heading “Total Return Swap” in the section “Financial Instruments”) to mitigate gains and losses associated with the effect of our share price on the SARs and DSUs. Excluding the impact of our TRS, the cost of our SARs and DSUs resulted in an increase in compensation and benefits expense of $24.4 million in second-quarter 2007 and an increase of $14.1 million in first-half 2007, compared with the same periods in 2006.
Crude Oil Prices
Crude oil prices remain volatile due to strong world demand and geopolitical events, weather, and unscheduled refinery outages that disrupt and threaten to disrupt supply. We will continue to moderate the impact of increases in fuel prices through a fuel risk mitigation program, which includes fuel surcharges. We currently have hedges in place (discussed in the section “Financial Instruments”) that partially offset the effects of rising fuel prices. We are also reducing fuel costs by acquiring more fuel-efficient locomotives and employing fuel-efficiency initiatives through our IOP.
Border Security
We strive to ensure our customers have unlimited access to North American markets by working closely with Canadian and U.S. customs officials and other railways to facilitate the safe and secure movement of goods between Canada and the U.S. We also take all necessary precautions to prevent smuggling or other illegal activities. We have taken the following steps to reduce the risks associated with the cross-border transportation of goods:
•
We are a certified carrier with the U.S. Customs and Border Protection’s (“CBP”) Customs-Trade Partnership Against Terrorism (“C-TPAT”) program and with the Canada Border Services Agency’s (“CBSA”) Partners in Protection (“PIP”) program. C-TPAT and PIP are partnership programs that seek to strengthen overall supply chain and border security. We are also an approved carrier under CBSA’s Customs Self-Assessment program.

•
We have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information. We are fully automated with both CBSA and CBP and provide the requisite shipment information electronically well in advance of freight arrival at the border.

•
Based on a joint Declaration of Principles, a Vehicle and Cargo Inspection System (“VACIS”) has been installed at five of our border crossings under a co-operative program with CBSA and U.S. Customs and Border Protection. Rail VACIS systems use non-intrusive gamma ray technology to scan U.S.-bound rail shipments.

Labour Relations
Agreements are in place with six of seven bargaining units in Canada and 12 of 28 bargaining units in the U.S. The following is a negotiations status summary:
Canada
The Teamsters Canada Rail Conference (TCRC-MWED), which represents employees who maintain track infrastructure and perform capital programs, commenced a national strike on May 15, 2007 following the end of the conciliation process set out in the Canada Labour Code. On June 6, 2007, a tentative settlement was reached with the TCRC-MWED. On July 18, 2007, a three-year agreement extending through to December 31, 2009 was ratified..
Negotiations are underway with the Teamsters Canada Rail Conference (TCRC-RTE), which represents employees who operate trains. The Company and TCRC-RTE have requested assistance of a Federal mediator for support in reaching a negotiated settlement. The contract with the TCRC-RTE expired on December 31, 2006.
U.S.
We are party to collective agreements with 15 bargaining units of our Soo Line Railroad Company (“Soo Line”) subsidiary and 13 on our Delaware and Hudson Railway (“D&H”) subsidiary.
On the Soo Line, negotiations are underway with 12 bargaining units representing track maintainers, conductors, car repair employees, mechanical labourers, machinists, electricians, signal repair employees, police, blacksmiths and boilermakers, sheet metal workers, and mechanical supervisors. Agreements with the bargaining unit representing locomotive engineers, train dispatchers and yard supervisors extends through 2009. Tentative agreements through 2009 have been reached with the bargaining units representing clerks, and machinists and are in the process of employee ratification.
D&H has agreements in place with nine unions representing freight car repair employees, clerks, signal repair employees, mechanical supervisors, mechanical labourers, machinists, engineering supervisors, police and yard supervisors. Negotiations are underway with the remaining four bargaining units, which represent locomotive engineers, electricians, track maintainers and conductors.
Environmental
We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.
Financial Commitments
In addition to the financial commitments mentioned previously in the sections “Off-Balance Sheet Arrangements” and “Contractual Commitments”, we are party to certain other financial commitments set forth in the adjacent table and discussed below.

Certain other financial
commitments at	Amount of commitment per period
June 30, 2007		Remainder	2008 &	2010 &	2012 &
(in millions) (unaudited)	Total	of 2007	2009	2011	beyond

Letters of credit	$346.5	$346.5	$—	$—	$—

Capital commitments(1)	492.4	124.5	181.4	52.0	134.5

Offset financial liability	184.8	184.8	—	—	—

Total commitments	$1,023.7	$655.8	$181.4	$52.0	$134.5

(1)
The Company has several IT contracts outstanding with termination clauses with a variety of payment terms and termination dates. The termination payments per contract range from NIL to $16.4 million, and in total they provide a minimum exposure to CP of $3.6 million and a maximum exposure of $42.4 million. The termination dates range from 2007 to 2013.

Letters of Credit
Our available line of credit is adjusted for the letters of credit contract amounts currently included within our revolving credit facility.
Capital Commitments
We are obligated to make various capital purchases related to track programs, locomotive acquisitions and overhauls, freight cars, and land. At June 30, 2007, we had multi-year capital commitments of $492.4 million in the form of signed contracts, largely for locomotive overhaul agreements. Payments for these commitments are due in 2007 through 2016. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.
Offset Financial Liability
We entered into a bank loan to finance the acquisition of certain equipment. This loan is offset by a financial asset with the same institution. At June 30, 2007, the loan had a balance of $189.7 million, offset by a financial asset of $184.8 million. The remainder is included in “Long-Term Debt” on our Consolidated Balance Sheet.
Pension Plan Deficit
We estimate that every 1.0 percentage point increase (or decrease) in the discount rate can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $600 million, reflecting the changes to both the pension obligations and the value of the pension fund’s debt securities. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $75 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.
Between 50% and 56% of the plans’ assets are invested in equity securities. As a result, stock market performance is the key driver in determining the pension fund’s asset performance. Most of the plans’ remaining assets are invested in debt securities, which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.
The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions towards this deficit that, as a minimum, meet requirements as prescribed by pension legislative requirements.
We made contributions of $19.2 million to the defined benefit pension plans in the second quarter of 2007 and $39.5 million in the first half of 2007, compared with $19.8 million and $37.4 million in the same periods of 2006, respectively.
The minimum contribution requirement for our main pension plan is set out in an updated actuarial valuation as at January 1, 2007 (finalized in April 2007). We expect our pension contribution in 2007 to be approximately $100 million. Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations, and demographic changes. If long Canada bond yields at December 31, 2007 remain at or above their levels on December 31, 2006 and our pension fund achieves an 8% investment return in 2007, we project our pension contributions to be approximately $100 million in 2008.
Restructuring
Restructuring initiatives were announced in 2003 and 2005 to improve efficiency in our administrative areas by eliminating 1,220 management and administrative positions. The total targeted reductions for these initiatives were successfully achieved by the end of the third quarter of 2006. We will continue to hire selectively in specific areas of the business, as required by growth or changes in traffic patterns.
Cash payments related to severance under all restructuring initiatives and to our environmental remediation program (described under the sub-heading “Critical Accounting Estimates”) totalled $12.0 million in the second quarter of 2007 and $25.2 million in the first half of 2007, compared with $22.8 million and $50.6 million in the same periods of 2006, respectively. Payments relating to the labour liabilities were $9.6 million in the second quarter of 2007 and $22.1 million in the first half of 2007, compared with $16.9 million and $41.7 million in the same periods of 2006, respectively.
Cash payments for restructuring and environmental initiatives are estimated to be $50 million for the remainder of 2007, $61 million in 2008, $40 million in 2009, and a total of $134 million over the remaining years through 2025, which will be paid in decreasing amounts. All payments will be funded from general operations. Of these amounts, cash payments related only to the restructuring initiatives are expected to be $31 million for the remainder of 2007, $43 million in 2008, $27 million in 2009, and a total of $73 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that are substantially complete.

CRITICAL ACCOUNTING ESTIMATES
The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.
Environmental Liabilities
At June 30, 2007, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $112.7 million, of which the long-term portion amounting to $92.0 million was included in “Deferred liabilities” and the short-term portion amounting to $20.7 million was included in “Accounts payable and accrued liabilities”. Total payments were $2.4 million in the second quarter of 2007 and $2.7 million in the same period of 2006. Total payments were $3.0 million in the first half of 2007 and $4.6 million in the same period of 2006. The U.S. dollar-denominated portion of the liability was affected by the change in Foreign Exchange, resulting in a decrease in environmental liabilities of $5.2 million in second-quarter 2007 and $5.8 million in the first six months of 2007, compared with a decrease of $3.3 million and $3.0 million in the same periods of 2006, respectively.
Pensions and Other Benefits
“Other assets and deferred charges” on our June 30, 2007 Consolidated Balance Sheet included prepaid pension costs of $1,089.8 million. Our Consolidated Balance Sheet also included $0.3 million in “Accounts payable and accrued liabilities” and $1.0 million in “Deferred liabilities” for pension obligations.
We included post-retirement benefits accruals of $200.9 million in “Deferred liabilities” and post-retirement benefits accruals of $18.6 million in “Accounts payable and accrued liabilities” on our June 30, 2007 Consolidated Balance Sheet.
Pension and post-retirement benefits expenses (excluding workers’ compensation benefits) were included in “Compensation and benefits” on our June 30, 2007, Statement of Consolidated Income. Combined pension and post-retirement benefits expenses were $27.1 million in the second quarter of 2007, compared with $30.3 million in the same period of 2006. Combined pension and post-retirement benefits expenses were $54.5 million in the first half of 2007, compared with $61.2 million in the same period of 2006.
Pension expense consists of defined benefit pension expense plus defined contribution pension expense (equal to contributions). Pension expense was $16.0 million in second-quarter 2007 and $32.2 million in the first half of 2007, compared with $19.5 million and $39.5 million in the same periods of 2006, respectively. Defined benefit pension expense was $15.4 million in the second quarter of 2007 and $30.5 million in the first six months of 2007, compared with $18.9 million and $37.8 million in the same periods of 2006, respectively. Defined contribution pension expense was $0.6 million in the second quarter of 2007 and $1.7 million in the first half of 2007, compared with $0.6 million and $1.7 million in the same periods of 2006. Post-retirement benefits expense was $11.0 million in the second quarter of 2007 and $22.2 million in the first half of 2007, compared with $10.8 million and $21.7 million in the same periods of 2006, respectively.
Property, Plant and Equipment
At June 30, 2007, accumulated depreciation was $5,105.6 million. Depreciation expense relating to properties amounted to $119.1 million in the second quarter of 2007, compared with $117.8 million in the same period of 2006. Depreciation expense related to properties amounted to $237.7 million in the first six months of 2007, compared with $232.6 million in the same period of 2006.
Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3 million.
We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.
Depreciation expense increased $1.3 million in the second quarter of 2007 and $5.1 million in the first half of 2007 from the same periods in 2006, respectively, due primarily to capital additions to locomotives and track investment.
Future Income Taxes
Future income tax expense totalling $57.7 million were included in income tax for the second quarter of 2007 compared with future income tax benefits of $114.6 million for the same period of 2006. Future income tax expense totalling $96.2 million were included in income tax for the first half of 2007 compared with future income tax benefits of $70.4 million for the same period of 2006. At June 30, 2007, future income tax liabilities of $1,858.3 million were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $128.9 million realizable within one year were recorded as a current asset. We believe that our future income tax provisions are adequate.
Legal and Personal Injury Liabilities
Provisions for incidents, claims and litigation charged to income, which are included in “Purchased services and other” on our Statement of Consolidated Income, amounted to $5.2 million in the second quarter of 2007 and $18.7 million in the first half of 2007, compared with $3.4 million and $19.7 million in the same periods of 2006.
Accruals for incidents, claims and litigation, including WCB accruals, totalled $195.7 million, net of insurance recoveries, at June 30, 2007. The total accrual included $93.1 million in “Deferred liabilities” and $131.1 million in “Accounts payable and accrued liabilities”, offset by $0.8 million in “Other assets and deferred charges” and $27.7 million in “Accounts receivable”.
SYSTEMS, PROCEDURES AND CONTROLS
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are adequate for ensuring that such material information is made known to them.
FORWARD-LOOKING INFORMATION
This MD&A contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) and other relevant securities litigation relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.
Readers are cautioned to not place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. In addition, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise except as required by law.
By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demands; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; various events that could disrupt operations, including severe weather conditions; security threats and governmental response to them; and technological changes.
The performance of the North American and global economies remains uncertain. Grain production and yield in Canada were stable in the last crop year and are expected to remain so in the current crop year. However, factors over which we have no control, such as weather conditions and insect populations, affect crop production and yield in the grain collection areas we serve. Fuel prices also remain uncertain, as they are influenced by many factors, including, without limitation, worldwide oil demand, international politics, severe weather, labour and political instability in major oil-producing countries and the ability of these countries to comply with agreed-upon production quotas. We intend to continue our fuel cost mitigation program to attempt to offset the effects of high crude oil prices.
In Canada, Bill C-11, legislation amending the Canada Transportation Act (“CTA”), was introduced in Parliament in spring 2006. Bill C-11 contains some of the amendments that had been included in Bill C-44, which was introduced in 2005 but was terminated when Parliament was dissolved on November 29, 2005. Bill C-11 includes, among other things, amendments concerning the grain revenue cap, commuter and passenger access, and railway noise. Amendments concerning Final Offer Arbitration (“FOA”) and other shipper remedies are not included in Bill C-11. Bill C-11 received royal assent on June 22, 2007 and is now in force. Other additional changes to the CTA in respect of FOA and other matters that had been dealt with in Bill C-44 were introduced in the House of Commons (Bill C-58) on May 30, 2007. Bill C-58 will be examined by the standing Committee on Transport, Infrastructure and Communities this fall. No assurance can be given as to the effect on CP of the provisions of Bill C-11 or C-58 or as to the content, timing or effect on CP of any anticipated additional legislation.
CP’s railway operations in the United States are subject to regulation by the STB. The STB has undertaken an independent review of a number of commercial matters including the methodology used by railways to assess fuel surcharges, the commercial relationship between large railways and shortlines, the rates charged by railways to grain shippers and a review of the methodology for determining the railway industry’s cost of capital. The STB has also promulgated proposed new rules for the handling of disputes by small and medium shippers. It is too early to assess the possible impact on CP if any new regulation is forthcoming as a result of these hearings and proposed rules.
The sustainability of recent increases in the value of the Canadian dollar relative to the U.S. dollar is unpredictable, as the value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian and international monetary policies and U.S. debt levels.
There is also continuing uncertainty with respect to security issues involving the transportation of goods in populous areas of the U.S. and Canada and the protection of North America’s rail infrastructure, including the movement of goods across the Canada-U.S. border.
There are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in the section “Future Trends, Commitments and Risks” and elsewhere in this MD&A with the particular forward-looking statement in question.

GLOSSARY OF TERMS

“Average train speed”
The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.

“Car miles per car day”	The total car-miles for a period divided by the total number of active cars.

Total car-miles includes the distance travelled by every car on a revenue-producing train and a train used in or around our yards.

A car-day is assumed to equal one active car. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

“Carloads”	Revenue-generating shipments of containers, trailers and freight cars.

“CICA”	Canadian Institute of Chartered Accountants.

“CPRL”	Canadian Pacific Railway Limited.

“CP”, “the Company”	CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one of more of CPRL’s subsidiaries.

“Diluted EPS”
Calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes options that have an exercise price below the market price of the shares are exercised and the proceeds are used to purchase common shares at the average market price during the period.

“Diluted EPS, before FX on LTD and other specified items”
A variation of the calculation of diluted EPS, which is calculated by dividing income, before FX on LTD and other specified items, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described above under “Diluted EPS”.

“D&H”	Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

“EPS”	earnings per share.

“Fluidity”	Obtaining more value from our existing assets and resources.

“Foreign Exchange”	The net impact of a change in the value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

“FRA”
U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

“FRA personal injury rate per 200,000 employee-hours”
The number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

“FRA train accidents rate”	The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$8,200 in damage.

“Freight revenue per carload”	The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

“Freight revenue per RTM”	The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

“FX on LTD”	Foreign exchange gains and losses on long-term debt.

“GAAP”	Canadian generally accepted accounting principles.

“GTMs”
The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional productivity.

“IOP”	Integrated Operating Plan, the foundation for our scheduled railway operations.

“LIBOR”	London Interbank Offered Rate.

“MD&A”	Management’s Discussion and Analysis.

“Number of active employees”
The number of actively employed workers during the last month of the period. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working.

“Operating ratio”	The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

“Return on capital employed” or “ROCE”	Income before FX on LTD and other specified items plus after-tax interest expense divided by average net debt plus equity.

“RTMs” or “revenue ton-miles”	The movement of one revenue-producing ton of freight over a distance of one mile.

“Soo Line”	Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

“STB”	U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

“Terminal dwell”
The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

“U.S. gallons of locomotive fuel consumed per 1,000 GTMs”
The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

“WCB”	Workers’ Compensation Board, a mutual insurance corporation providing workplace liability and disability insurance in Canada.

“WTI”	West Texas Intermediate, a commonly used index for the price of a barrel of crude oil.

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CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)
Supplemental Financial Information (unaudited)
Exhibit to June 30, 2007 Consolidated Financial Statements
CONSOLIDATED EARNINGS COVERAGE RATIOS — MEDIUM TERM NOTES AND DEBT SECURITIES
The following ratios, based on the consolidated financial statements, are provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and are for the twelve month period then ended.

Twelve Months Ended June 30, 2007

Earnings Coverage on long-term debt
Before foreign exchange on long-term debt (1) (3)	6.1
After foreign exchange on long-term debt (2) (3)	6.4

Notes:

(1)	Earnings coverage is equal to income (before foreign exchange on long-term debt) before net interest expense and income tax expense divided by net interest expense on all debt.

(2)	Earnings coverage is equal to income (after foreign exchange on long-term debt) before net interest expense and income tax expense divided by net interest expense on all debt.

(3)
The earnings coverage ratios have been calculated excluding carrying charges for the $30.6 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at June 30, 2007. If such long-term debt maturing within one year had been classified in their entirety as long-term debt for purposes of calculating earnings coverage ratios, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratios. For the twelve-month period ended June 30, 2007, earnings coverage on long-term debt before foreign exchange on long-term debt and after foreign exchange on long-term debt would have been 5.8 and 6.1, respectively.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, F. J. Green, Chief Executive Officer of Canadian Pacific Railway Limited, certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending June 30, 2007;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:	July 24, 2007

Signed:	F. J. Green
F. J. Green Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, M. R. Lambert, Chief Financial Officer of Canadian Pacific Railway Limited, certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending June 30, 2007;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:	July 24, 2007

Signed:	M. R. Lambert
M. R. Lambert Chief Financial Officer